UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

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C. R. Bard, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than Registrant)

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C. R. BARD, INC.
730 Central Avenue
Murray Hill, New Jersey 07974

March 17, 2006

Dear Shareholder:

Your Board of Directors joins me in extending an invitation to attend the 2006 Annual Meeting of Shareholders which will be held on Wednesday, April 19, 2006, at the Hamilton Park Hotel & Conference Center, 175 Park Avenue, Florham Park, New Jersey. The meeting will start promptly at 10:00 a.m.

We sincerely hope you will be able to attend and participate in the meeting. We will be acting on the items set forth in the accompanying Notice and Proxy Statement and will report on the Company's progress.

If you plan to attend the meeting and are a shareholder of record, please mark your proxy card in the space provided for that purpose. An admission ticket is included with the proxy card for each shareholder of record. If your shares are not registered in your name, please advise the shareholder(s) of record (your bank, broker, etc.) that you wish to attend. That firm must provide you with evidence of your ownership, which will enable you to gain admission to the meeting.

Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. As a shareholder of record, you can vote your shares by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card, or mark your vote on the proxy card, sign and date it and mail it in the envelope provided.

Sincerely,

TIMOTHY M. RING
Chairman and
Chief Executive Officer

C. R. BARD, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 19, 2006

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of C. R. Bard, Inc. will be held on Wednesday, April 19, 2006, at the Hamilton Park Hotel & Conference Center, 175 Park Avenue, Florham Park, New Jersey, at 10:00 a.m. for the following purposes:

1. To elect four Class I directors for a term of three years;

2. To approve the 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended and restated;

3. To approve the 2005 Directors' Stock Award Plan of C. R. Bard, Inc., as amended and restated;

4. To approve the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated;

5. To ratify the appointment of KPMG LLP as independent auditors for the year 2006;

6. To consider and vote upon a shareholder proposal relating to a workplace code of conduct based on International Labor Organization conventions; and

7. To transact such other business as may properly come before the meeting and any adjournments thereof.

Only shareholders of record at the close of business on February 27, 2006 are entitled to notice of and to vote at the meeting.

Copies of the Annual Report to Shareholders and Form 10-K of C. R. Bard, Inc. for 2005 are enclosed with this Notice, the attached Proxy Statement and the accompanying proxy card.

All shareholders are urged to attend the meeting in person or by proxy. Shareholders who do not expect to attend the meeting in person are requested to vote either: (i) by telephone as directed on the enclosed proxy card; (ii) over the Internet as directed on the enclosed proxy card; or (iii) by completing, signing and dating the enclosed proxy card and returning it promptly in the self-addressed envelope provided.

By order of the Board of Directors

JUDITH A. REINSDORF
Vice President, General Counsel and Secretary

March 17, 2006

**NO MATTER HOW MANY SHARES YOU OWNED
ON THE RECORD DATE, YOUR VOTE IS IMPORTANT.**

PLEASE INDICATE YOUR VOTING INSTRUCTIONS EITHER: (i) BY TELEPHONE AS DIRECTED ON THE ENCLOSED PROXY CARD; (ii) OVER THE INTERNET AS DIRECTED ON THE ENCLOSED PROXY CARD; OR (iii) ON THE ENCLOSED PROXY CARD BY SIGNING, DATING AND RETURNING IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PHONING IN YOUR VOTE, VOTING OVER THE INTERNET OR MAILING YOUR PROXY CARD PROMPTLY.

C. R. BARD, INC.
730 Central Avenue
Murray Hill, New Jersey 07974

PROXY STATEMENT

General

The accompanying proxy is solicited on behalf of the Board of Directors of C. R. Bard, Inc. (the "Company") for use at the 2006 Annual Meeting of Shareholders ("Annual Meeting") referred to in the attached notice and at any adjournment of the Annual Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy card or voting instruction card commencing March 17, 2006, to each shareholder entitled to vote.

Shares represented by proxies, if such proxies are properly given and not revoked, will be voted in accordance with the specifications given or, if no specifications are given, will be voted FOR the election of all nominees named herein as directors, FOR Proposals Nos. 2, 3, 4 and 5, AGAINST Proposal No. 6 and in accordance with the discretion of the named attorneys and proxies on any other business which may properly come before the meeting. Any proxy may be revoked at any time before it is exercised by notice in writing delivered to the Secretary of the Company.

Under New Jersey law and the Company's By-Laws, the presence in person or by proxy of the holders of a majority of the shares of Common Stock of the Company ("Common Stock") issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum. Directors are elected by a plurality of the votes cast at the Annual Meeting. The approval of Proposals Nos. 2, 3, 4, 5 and 6 requires the affirmative vote of a majority of the votes cast on each proposal, provided that in the case of Proposals Nos. 2 and 3, a majority of the outstanding shares of Common Stock votes on the proposals.

Votes cast at the Annual Meeting will be tabulated by the Company's transfer agent. Votes withheld for the election of directors have no impact on the election of directors. Abstentions and broker non-votes are counted as shares present at the Annual Meeting for purposes of determining a quorum. Abstentions and broker non-votes are not included in the determination of the shares voted and, therefore, will have no effect on Proposals No. 2 through No. 6, except that abstentions and broker non-votes will not be counted as votes cast for purposes of determining whether a majority of the outstanding shares of Common Stock votes on Proposals Nos. 2 and 3.

Participants in the Company's 401(k) plan may direct the plan trustee how to vote the shares allocated to their accounts. The 401(k) plan provides that the trustee will vote any unvoted shares in the same proportion as the shares voted by the plan's participants.

On February 27, 2006, the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting, the outstanding voting securities of the Company consisted of 103,939,416 shares of Common Stock. Each share is entitled to one vote.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

In 2005, pursuant to the Company's By-Laws, the Board of Directors approved an increase in the size of the board from nine to ten directors. There are currently ten members of the Board of Directors, which is divided into three classes. Class I consists of Marc C. Breslawsky, Herbert L. Henkel and Timothy M. Ring, whose terms expire at the Annual Meeting, and Tommy G. Thompson, who was elected as a director by the Board of Directors in August 2005 and is being nominated for election by the shareholders at the Annual Meeting. Class II consists of Theodore E. Martin, Anthony Welters and Tony L. White, whose terms expire in 2007. Class III consists of T. Kevin Dunnigan, Gail K. Naughton and John H. Weiland, whose terms expire in 2008.

Upon election by the shareholders, directors serve for a three-year term and until their successors are elected and qualified. Votes pursuant to the accompanying proxy will be cast, unless otherwise indicated on the proxy, for the election of the four nominees named below. In the event that any nominee shall be unable to serve as a director, it is intended that the proxy solicited hereby will be voted for such other person or persons as may be nominated by the Board of Directors. Management has no reason to believe that any nominee will be unable or unwilling to serve.

Set forth below are the names, principal occupations and ages of the four nominees for election as directors and of the other current directors, as well as information relating to other positions held by them with the Company and other companies. The information set forth below as to principal occupation is for at least the last five years. There are no family relationships among or between any of the directors, executive officers and nominees for director.

<p align="center">**Nominees for Re-election as Class I Directors**
(Terms to Expire in 2009)</p>



Marc C. Breslawsky

Retired Chairman and Chief Executive Officer of Imagistics International Inc. (formerly Pitney Bowes Office Systems) (document imaging solutions) since December 2005, having been Chairman and Chief Executive Officer from December 2001 to December 2005; President and Chief Operating Officer of Pitney Bowes Inc. from 1996 to 2001, Vice Chairman from 1994 to 1996 and President of Pitney Bowes Office Systems from 1990 to 1994; age 63. Mr. Breslawsky has been a director of the Company since June 1996 and is a member of the Audit Committee and Finance Committee. He is also a director of UIL Holdings Corporation, Océ-USA Holding, Inc. and The Brink's Company.



Herbert L. Henkel

Chairman, President and Chief Executive Officer of Ingersoll-Rand Company (manufacturer of industrial products and components) since May 2000, having been President and Chief Executive Officer since October 1999 and President and Chief Operating Officer from April to October 1999; President and Chief Operating Officer of Textron, Inc. from 1998 to 1999, having been President of Textron Industrial Products from 1995 to 1998; age 57. Mr. Henkel has been a director of the Company since April 2002 and is a member of the Executive Committee, Compensation Committee, Governance Committee and Finance Committee.



Timothy M. Ring

Chairman and Chief Executive Officer of the Company since August 2003, having been Group President from April 1997 to August 2003, Group Vice President from December 1993 to April 1997 and Corporate Vice President-Human Resources from June 1992 to December 1993; age 48. Mr. Ring has been a director of the Company since August 2003 and is a member of the Executive Committee. He is also a director of CIT Group Inc.

Nominee for Election as a Class I Director
(Term to Expire in 2009)



Tommy G. Thompson

Former U.S. Department of Health and Human Services Secretary from February 2001 to January 2005, having been Governor of Wisconsin from November 1986 to February 2001; age 64. Mr. Thompson has been a partner in the Akin Gump Strauss Hauer & Feld LLP law firm since March 2005, has served as Independent Chairman of the Deloitte Center for Health Care Management and Transformation since March 2005 and has been President of Logistics Health, Inc. (medical readiness and homeland security solutions) since February 2005. Mr. Thompson has been a director of the Company since August 2005 and is a member of the Science and Technology Committee and Regulatory Compliance Committee. Mr. Thompson is a recipient of the prestigious Horatio Alger Award. He is also a director of Centene Corporation, Voyager Pharmaceutical Corporation and VeriChip Corporation, which is in the process of an initial public offering.

Other Directors of the Company

Class II Directors
(Terms Expire in 2007)



Theodore E. Martin

Retired President and Chief Executive Officer of Barnes Group Inc. (manufacturer of precision metal parts and distributor of industrial supplies) since December 1998, having been President and Chief Executive Officer from 1995 to 1998 and Group Vice President from 1990 to 1995; age 66. Mr. Martin has been a director of the Company since October 2003 and is a member of the Audit Committee, Finance Committee, Science and Technology Committee and Regulatory Compliance Committee. He is also a director of Ingersoll-Rand Company, Unisys Corporation and Applera Corporation.



Anthony Welters

President and Chief Executive Officer of AmeriChoice Corporation, a UnitedHealth Group Company (a diversified health and well-being company), having been Chairman and Chief Executive Officer of AmeriChoice Corporation and its predecessor companies since 1989; age 51. Mr. Welters has been a director of the Company since February 1999 and is a member of the Compensation Committee, Governance Committee, Science and Technology Committee and Regulatory Compliance Committee. Mr. Welters is a recipient of the prestigious Horatio Alger award and serves as a director of the Horatio Alger Association. He is also a director of West Pharmaceutical Services, Inc. and serves as Chairman of the Board of Trustees for the Morehouse School of Medicine in Atlanta.



Tony L. White

Chairman, President and Chief Executive Officer of Applera Corporation (formerly known as PE Corporation) (life science systems and products) since September 1995; age 59. Mr. White has been a director of the Company since July 1996 and is a member of the Executive Committee, Governance Committee and Compensation Committee. He is also a director of Ingersoll-Rand Company.

Class III Directors
(Terms Expire in 2008)



T. Kevin Dunnigan

Retired Chairman of Thomas & Betts Corporation (electrical connectors and components) since December 2005, having been Chairman from January 2004 to December 2005, having been a director since 1975 and having been Chairman, President and Chief Executive Officer from October 2000 to January 2004, Chairman from 1992 to May 2000, Chief Executive Officer from 1985 to 1997 and President from 1980 to 1994; age 68. Mr. Dunnigan has been a director of the Company since December 1994 and is a member of the Executive Committee, Audit Committee and Finance Committee. He is also a director of Deere & Company.



Gail K. Naughton, Ph.D.

Dean, College of Business Administration, San Diego State University since August 2002, having been Vice Chairman of Advanced Tissue Sciences, Inc. (ATS) (human-based tissue engineering) from March 2002 to October 2002, President from August 2000 to March 2002, President and Chief Operating Officer from 1995 to 2000 and co-founder and director since inception in 1991; age 50. In March 2003, ATS liquidated pursuant to an order of the United States Bankruptcy Court for the Southern District of California, following the filing of a voluntary petition under Chapter 11 in October 2000. Dr. Naughton has been a director of the Company since July 2004 and is a member of the Regulatory Compliance Committee and Science and Technology Committee. She is also a director of SYS Technologies.



John H. Weiland

President and Chief Operating Officer of the Company since August 2003, having been Group President from April 1997 to August 2003 and Group Vice President from March 1996 to April 1997; age 50. Mr. Weiland joined the Company from Dentsply International in March 1996. Mr. Weiland has been a director of the Company since April 2005.

Security Ownership of Certain Beneficial Owners

The table below indicates all persons who, to the knowledge of management, beneficially owned more than 5% of the Company's outstanding Common Stock:

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
FMR Corp	15,727,802[1]	15.0%
82 Devonshire Street		
Boston, Massachusetts 02109		

(1) Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. ("FMR") and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,228,670 shares or 13.57% of the outstanding shares of the Common Stock of the Company as a result of its service as an investment adviser to various investment companies. Each of Edward C. Johnson 3d, FMR's Chairman, FMR, through its control of Fidelity, and the investment companies has sole power to dispose of 14,228,670 shares owned by such investment companies. The Boards of Trustees of the investment companies have the sole power to vote 14,228,670 shares. Fidelity Management Trust Company ("FMTC"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of 671,597 shares or .64% of the outstanding shares of the Common Stock of the Company as a result of its service as an investment manager to various institutional accounts. Each of Mr. Johnson and FMR, through its control of FMTC, has sole power to dispose of 671,597 shares, sole power to vote 629,097 shares and no power to vote 42,500 shares which are owned by such institutional accounts. Strategic Advisers, Inc., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,285 shares or .003% of the outstanding shares of the Common Stock of the Company as a result of its service as an investment advisor to individuals. FMR has the sole power to vote and dispose of these 3,285 shares. Members of Mr. Johnson's family are the predominant owners of Class B shares of common stock of FMR, which comprise approximately 49% of the voting power of FMR. The Johnson family and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Through their ownership of voting common stock and the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group as to FMR. Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, an investment manager to various non-U.S. investment companies, is the beneficial owner of 824,250 shares or .79% of the outstanding shares of the Common Stock of the Company, and has the sole power to vote and dispose of 824,250 shares. Mr. Johnson is the Chairman of FIL, and through a partnership with members of his family, has the power to vote approximately 38% of FIL voting stock. The foregoing information is based on Amendment No. 2 to the Schedule 13G filed by FMR on February 14, 2006 reporting ownership as of December 31, 2005.

Security Ownership of Management

The table below contains information as of February 27, 2006, with respect to the beneficial ownership of Common Stock by each director and director nominee of the Company, the Company's Chief Executive Officer and the four other most highly compensated executive officers during the last fiscal year (collectively, the "Named Executive Officers") and all directors and executive officers as a group (including the Named Executive Officers), in each case based on information provided by such individuals. Unless otherwise noted in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of Common Stock shown as beneficially owned.

Name	Shares of Common Stock Beneficially Owned		
	Held as of February 27, 2006[(1)(2)]	Right to Acquire Within 60 Days of February 27, 2006 Under Options	Percent of Class
Marc C. Breslawsky	42,607	15,600	*
T. Kevin Dunnigan	53,953	14,400	*
Herbert L. Henkel	13,575	7,200	*
Theodore E. Martin	9,503	1,600	*
Gail K. Naughton	3,705	800	*
Amy S. Paul	59,317	117,700	*
Judith A. Reinsdorf	22,690	6,250	*
Timothy M. Ring	194,898	985,473	1.1
Todd C. Schermerhorn	29,624	353,400	*
Tommy G. Thompson	1,979	-0-	*
John H. Weiland	205,614	589,860	*
Anthony Welters	23,778	12,000	*
Tony L. White	40,737	15,600	*
All Directors and Executive Officers as a group (18 people)	868,850	2,446,458	3.1

---

* Represents less than 1% of the outstanding Common Stock.

(1) Includes phantom stock shares credited to the accounts of non-employee directors under the Company's Deferred Compensation Contract, Deferral of Directors' Fees for non-employee directors, as follows: Marc C. Breslawsky, 21,140; T. Kevin Dunnigan, 20,912; Herbert L. Henkel, 6,427; Theodore E. Martin, 2,911; Tommy G. Thompson, 573; Anthony Welters, 9,473; Tony L. White, 18,499. See "Executive Officer and Director Compensation — Compensation of Outside Directors — Fees and Deferred Compensation." Also includes share equivalent units credited to the accounts of non-employee directors under the Stock Equivalent Plan for Outside Directors, as follows: Marc C. Breslawsky, 17,467; T. Kevin Dunnigan, 23,095; Herbert L. Henkel, 5,131; Theodore E. Martin, 3,385; Gail K. Naughton, 1,981; Tommy G. Thompson, 1,006; Anthony Welters, 10,273; Tony L. White, 17,467. See "Executive Officer and Director Compensation — Compensation of Outside Directors — Stock Equivalent Plan for Outside Directors." Non-employee directors do not have the right to vote phantom stock shares or share equivalent units.

(2) Includes restricted stock units purchased under the Management Stock Purchase Program as follows: Amy S. Paul, 18,255; Judith A. Reinsdorf, 3,055; Timothy M. Ring, 25,191; Todd C. Schermerhorn, 6,874; John H. Weiland, 45,365; all executive officers (other than the Named Executive Officers) as a group, 38,996. See Note 1 to Summary Compensation Table. Participants in the Management Stock Purchase Program do not have the right to vote restricted stock units.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the federal securities laws, the Company's directors, officers and ten percent shareholders are required to report to the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"), by specific dates, transactions and holdings in the Common Stock. Based on the Company's records and other information provided by those persons, the Company believes that during fiscal year 2005 all of these filing requirements were timely satisfied.

The Board of Directors and Committees of the Board

The Board of Directors held six regular meetings during 2005. Each director attended all such meetings of the Board of Directors and of the Committees on which he or she served during 2005.

Board Committees

The Board of Directors has the following standing committees that met in 2005: an Audit Committee, a Compensation Committee, a Governance Committee, a Regulatory Compliance Committee, a Science and Technology Committee and a Finance Committee.

Upon the election of Mr. Thompson to the Board of Directors in August 2005, the Board of Directors appointed Mr. Thompson to the Science and Technology Committee and the Regulatory Compliance Committee. Mr. Thompson replaced Mr. Henkel on each of those committees. The Board of Directors appointed Mr. Henkel to the Finance Committee and also appointed him to the Executive Committee, where he replaced Mr. Welters. The current assignments for the standing committees are set forth below.

With respect to committee chairmanships, in August 2005 Mr. Martin replaced Mr. Henkel as chair of the Science and Technology Committee and Mr. Welters replaced Mr. Henkel as chair of the Regulatory Compliance Committee. Mr. Henkel then replaced Mr. Welters as chair of the Governance Committee.

Audit Committee

The Audit Committee, currently composed of directors Breslawsky, Dunnigan and Martin, met six times during 2005. Mr. Dunnigan chairs the Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by the rules and regulations adopted by the SEC.

The principal functions of the Audit Committee are to (i) appoint, compensate, terminate and oversee the work of the Company's independent auditors; (ii) approve in advance all audit and non-audit services provided by the Company's independent auditors; (iii) review with management and the Company's independent auditors, prior to public dissemination, the Company's annual and quarterly financial statements, including disclosure contained in Management's Discussion and Analysis of Financial Condition and Results of Operations; (iv) review, in consultation with the Company's independent auditors, management and the internal auditors, the Company's financial reporting processes, including internal controls; and (v) report regularly to the full Board of Directors including with respect to any issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee operates under a written charter that is available on the Company's website at www.crbard.com, and the Company will provide a copy of the charter to shareholders upon request.

Compensation Committee

The Compensation Committee, currently composed of directors Henkel, Welters and White, met six times during 2005. Mr. White chairs the Compensation Committee. The principal functions of the Compensation Committee are to (i) review and approve corporate goals and objectives relevant to the Chief Executive Officer's and other executive officers' compensation, evaluate their performance in light of those goals and objectives, and, either as a committee or together with the other independent directors, determine and approve the Chief Executive Officer's and other executive officers' compensation levels based on this evaluation; (ii) make recommendations to the Board of Directors with respect to the Company's compensation programs, incentive-compensation plans and equity-based plans for employees; and (iii) administer the Company's executive bonus plans and 2003 Long Term Incentive Plan. The Compensation Committee operates under a written charter that is available on the Company's website at www.crbard.com, and the Company will provide a copy of the charter to shareholders upon request.

Governance Committee

The Governance Committee, currently composed of directors Henkel, Welters and White, met five times during 2005. Mr. Henkel chairs the Governance Committee. The principal functions of the Governance Committee, which also serves the nominating committee role, are to (i) identify individuals qualified to become directors and select, or recommend that the Board of Directors select, the candidates for director to be elected by the Board of Directors or by the shareholders at an annual or special meeting; (ii) advise and make recommendations to the Board of Directors on all matters concerning Board procedures and directorship practices; (iii) take a leadership role in shaping the corporate governance of the Company; and (iv) administer the Company's Stock Equivalent Plan for Outside Directors and the Company's 2005 Directors' Stock Award Plan. The Governance Committee operates under a written charter that is available on the Company's website at www.crbard.com, and the Company will provide a copy of the charter to shareholders upon request.

In considering possible candidates for director, the Governance Committee will take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board of Directors. In addition, the Governance Committee will seek candidates who contribute knowledge, experience and skills in at least one of the following core competencies in order to promote a Board of Directors that, as a whole, possesses these core competencies: accounting and finance, business judgment, management, industry knowledge, international markets, leadership and strategy/vision. In considering candidates for the Board of Directors, the Governance Committee considers the entirety of each candidate's credentials and believes that, at a minimum, each nominee should satisfy the following criteria: highest character and integrity; experience and understanding of strategy and policy-setting; reputation for working constructively with others; sufficient time to devote to Board matters; and no conflict of interest that would interfere with performance as a director.

In the case of incumbent directors whose terms of office are set to expire, the Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation and quality of performance. In the case of new director candidates, the Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm to assist in identifying potential candidates. The Governance Committee used a third-party search firm to assist it in identifying candidates for director in 2005. The Governance Committee then meets to discuss and consider such candidates' qualifications and independence and solicits input from other directors. Those prospective candidates who appear likely to be able to fill a significant need of the Board of Directors and satisfy the criteria described above would be contacted by a director to discuss the position. If there appeared to be sufficient interest, an in-person meeting would be arranged. If the Governance Committee, based on the results of these contacts, believed it had identified a viable candidate, it would discuss the matter with the full Board of Directors.

Shareholders may recommend director candidates for consideration by the Governance Committee. Such recommendations should be submitted to the Secretary of the Company. The Governance Committee will evaluate shareholder-recommended director candidates in the same manner as it evaluates director candidates identified by other means. The shareholder making the recommendation should provide to the Governance Committee the name and address of the shareholder recommending the candidate, such shareholder's ownership of Common Stock, a brief biography of the candidate, the candidate's share ownership and any other information requested by the Governance Committee. See "Proposals of Shareholders" below for the notice and deadline requirements for shareholder recommendations.

Tommy G. Thompson, who was elected as a director by the Board of Directors in August 2005 and is designated as a nominee for election as a Class I director, was nominated by the Governance Committee to the Board of Directors upon the recommendation of a non-employee director of the Company and the Chief Executive Officer.

Regulatory Compliance Committee

The Regulatory Compliance Committee, currently composed of directors Martin, Naughton, Thompson and Welters, met three times during 2005. Mr. Welters chairs the Committee. The principal function of the Regulatory Compliance Committee is to oversee the Company's compliance with laws, regulations and standards of conduct administered by, and commitments by the Company to, regulatory agencies worldwide with jurisdiction over the Company and its products.

Science and Technology Committee

The Science and Technology Committee, currently composed of directors Martin, Naughton, Thompson and Welters, met twice during 2005. Mr. Martin chairs the Committee. The principal function of the Science and Technology Committee is to review and make recommendations on the Company's science and technology portfolio and strategies.

Finance Committee

The Finance Committee, currently composed of directors Breslawsky, Dunnigan, Henkel and Martin, met twice during 2005. Mr. Breslawsky chairs the Committee. The principal function of the Finance Committee is to review the Company's dividend policy, share repurchase authorizations, investment and borrowing programs and performance of retirement plan assets.

Executive Sessions of Independent Directors

The independent directors hold regular executive sessions without management present. The presiding director of these executive sessions rotates among the independent directors.

Communications with the Board of Directors

Shareholders may communicate directly with the Board of Directors, the independent members of the Board of Directors or the Audit Committee. The process for doing so is described on the Company's website at www.crbard.com on the "Contact and Support" page.

Director Attendance at Annual Meetings

The Company encourages all of the directors to attend the annual meeting of shareholders. To that end, and to the extent reasonably practicable, the Company regularly schedules a meeting of the Board of Directors on the same day as the annual meeting of shareholders. Each member of the Board of Directors attended the 2005 annual meeting of shareholders.

Director Independence

The NYSE listing standards require that a majority of the Board of Directors be independent. No director qualifies as independent unless the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In accordance with the NYSE listing standards, the Board of Directors has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines are available on the Company's website at www.crbard.com, and the Company will provide a copy to shareholders upon request. The Corporate Governance Guidelines contain categorical standards for director independence. These standards provide that the following relationships will not be considered a material relationship that would impair a director's independence:

- A director who is a director, an executive officer or an employee, or whose immediate family member is a director, an executive officer or an employee, of a company that makes payments to, or receives payments from, the Company for goods or services in an amount which, in any single fiscal year, is less than the greater of $1,000,000 or 2% of such other company's consolidated gross revenues; or

- A director who serves, or whose immediate family member serves, as an executive, officer, director, trustee or employee of a charitable organization and the Company's discretionary charitable contributions to the organization are less than the greater of $1,000,000 or 2% of that organization's consolidated gross revenues.

The Board of Directors has determined that all of the current members of the Board of Directors, other than Mr. Ring and Mr. Weiland, are independent under the NYSE listing standards and satisfy the Company's categorical standards set forth above.

In addition, in accordance with the NYSE listing standards, the Board of Directors has determined that the Audit Committee, Compensation Committee and Governance Committee are composed entirely of independent directors. The Board of Directors has also determined that each member of the Audit Committee is independent under the provisions of the Sarbanes-Oxley Act of 2002 applicable to audit committee independence, including the rules of the SEC thereunder.

The Company has adopted a Business Ethics Policy that is available on the Company's website at www.crbard.com, and the Company will provide a copy of the policy to shareholders upon request.

Compensation Committee Report

The Company's executive compensation program is designed to link pay and performance. Performance is the critical factor in all compensation decisions. The Compensation Committee relies on established compensation consultants and market data to analyze and evaluate the total compensation paid to executives against that of competitor companies. The Committee uses a "Peer Group," which consists of a group of 25 companies from the health care industry with sales, on average, in the same range as the Company. This Peer Group is larger than and does not contain all of the companies that make up the S&P 500 Health Care Equipment Index, which is used as our comparison group for purposes of the Comparison of Five Year Cumulative Total Returns set forth in this Proxy Statement. The Company believes that reference to the S&P 500 Health Care Equipment Index provides the most meaningful comparison for shareholder returns, while the Peer Group includes key companies that are representative of the Company's competition for executive talent. In addition to an evaluation of the individual's and Company's performance, we use the Peer Group data to make decisions regarding the Company's compensation programs. The Compensation Committee believes that a performance-based system that values both results and behaviors provides the appropriate framework to attract, motivate, reward and retain talented key employees.

In 2005, the Compensation Committee engaged an independent consultant to assess the Company's executive compensation and benefits programs. The objective of the review was to provide a complete summary of all programs in which the Named Executive Officers participate and to determine if benefits and payments are comprehensive, competitive with the Peer Group and reasonable from the Company's perspective. The review included an analysis of the payments that would be required under the Company's compensation and benefit programs, the value to the executive and the cost to the Company at various ages and under various termination events. As a result of the review, the Compensation Committee has a current assessment of all compensation elements and can measure whether the programs are meeting short- and long-term objectives.

In 2005, as part of the Compensation Committee's review of Peer Group data, the independent consultant also advised the Committee on base salaries and long-term equity incentives for the Named Executive Officers. The base salary amounts and equity awards are included in the Summary Compensation Table and the Option Grants in Last Fiscal Year table, respectively, included in this Proxy Statement.

In 2005, the Compensation Committee also reviewed and approved amendments to the Company's Management Stock Purchase Program ("MSPP"), Supplemental Insurance/Retirement Plan ("SIRP") and Change of Control agreements. The amendments were primarily intended to ensure that the plans are in compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), adopted under the American Jobs Creation Act of 2004. The amendments also clarified and updated certain plan provisions. The plans are described below.

The Compensation Committee believes that the compensation package for the Chief Executive Officer and the Company's other executive officers in 2005 is appropriate in light of the Company's financial performance, individual performance and Peer Group data.

Stock Ownership Guidelines

To further align the interests of management and shareholders, the Compensation Committee maintains formal stock ownership guidelines for the Named Executive Officers and others holding senior executive positions at the corporate and divisional levels. The ownership guidelines are expressed in terms of the value of the Common Stock or Common Stock units held by the executive as a multiple of that executive's base salary.

Under these guidelines, the Chief Executive Officer is required to own Common Stock having a value equal to a multiple of five times base salary, the Chief Operating Officer four times base salary, the Chief Financial Officer and Group Vice Presidents three times base salary and other executives one to two times base salary. Executives subject to the stock ownership guidelines are required to contribute a minimum of 25% of their annual cash bonuses to purchase restricted stock units under the MSPP and are required to do so annually until such time as the executive has reached the applicable ownership guidelines. Executives who are subject to ownership guidelines have five years to meet the applicable guidelines. After the executive has reached the applicable ownership guidelines, contribution to the MSPP is voluntary.

While the executives are given five years in which to meet the applicable stock ownership guidelines, the Compensation Committee monitors participation and expects that incremental progress will be made each year by each executive who has not met the applicable guidelines. All of the Named Executive Officers have met the applicable stock ownership guidelines.

Base Salaries

Base salaries for the Company's executives, including the Named Executive Officers, are determined by evaluating the responsibilities of the executive and by reference to the competitive marketplace for executive talent using Peer Group data as described above. Base salaries are an integral component of the Company's total compensation program, which also includes annual bonuses, long term incentives and benefits. In order to attract high caliber executives, total compensation is targeted at slightly above the median as compared to companies the Company competes with for executive talent. Each year the Compensation Committee reviews the components of total compensation and may make adjustments which are designed to ensure that the program continues to meet the objective of delivering competitive performance-based pay. As a result, in some years the Committee may decide to forego increases in base salary and adjust other forms of compensation. In 2006, the Committee did not adjust Mr. Ring's base salary but increased his incentive award target from 100% to 125% of base salary for the 2006 performance period.

In determining base salary increases as well as total compensation, the Compensation Committee takes into account corporate and individual performance as measured against the Company's and the executive's annual performance goals and competitive Peer Group salary data. Goals and objectives vary by individual and include the attainment of targeted levels of sales, net profits, earnings per share ("EPS"), return on shareholder investment and individual and operational initiatives. For purposes of base salary increases, no particular weight is assigned to any goal.

The Compensation Committee considers the recommendation of the Chief Executive Officer in reviewing and approving the base salaries of all executive officers annually, including the other Named Executive Officers. Increases for these individuals are based on the targeted levels described above and the goals and objectives for the divisions or corporate staff functions for which they are responsible. Individual performance is weighed more heavily than competitive salary data or Company performance.

Each year, the Compensation Committee establishes a merit fund that is used to increase base salaries for professional and managerial employees. The amount of the merit fund is determined based on an analysis of several industry-specific and general, non-industry-specific surveys that are conducted on an annual basis by consulting companies and trade associations. Individuals receive a salary increase paid out of the merit fund based on a formula that is designed to reward superior individual performance.

Bonus Plan

Awards under the Company's bonus plans are determined based on the degree to which corporate and/or business unit financial goals and individual, non-financial goals are attained. Certain executive officers of the Company, including Messrs. Ring, Weiland, and Schermerhorn, Ms. Paul and Ms. Reinsdorf, receive their bonuses under the Company's 2005 Executive Bonus Plan. For Messrs. Ring, Weiland and Schermerhorn and Ms. Reinsdorf, bonuses were calculated based on the degree to which corporate financial goals were attained. For Ms. Paul, one-half of her bonus was calculated based on the degree to which her business unit results were achieved and one-half was based on the degree to which corporate financial goals were attained.

Incentive award payments may be more or less than targeted amounts depending on actual results of corporate, group and individual performance. Thus, the Company's bonus plans create a direct link between pay and performance.

At the beginning of each year, the Board of Directors, for corporate planning purposes and in consultation with the management of the Company, approves certain financial targets for the Company, including an EPS target and sales, cash flow and return on investment targets. To continue to drive superior performance, the Compensation Committee increased the EPS target for the 2005 performance period from the prior year. The EPS target and, to a lesser extent, the sales, cash flow and return on investment targets, then become the critical financial indicators used by the Compensation Committee in determining awards under the Company's bonus plans for the executive officers. Bonus calculations based on operational results are generally exclusive of items of an unusual and/or infrequent nature.

In 2005, the Company exceeded its financial targets as described above and all of the Named Executive Officers' individual targets and objectives, including the Chief Executive Officer's, were met or exceeded. Consequently, for 2005, Mr. Ring's bonus payment was $1,200,600.

Long-Term Equity-Based Incentives

The Compensation Committee used the Peer Group data to establish a range of equity compensation value for each Named Executive Officer and other officers, general managers and key executives. The Compensation Committee targeted total long-term incentive opportunity at slightly above the median but below the high end of the range. The Compensation Committee further established "target grant guidelines" for restricted stock and stock options based on the long-term incentive opportunity.

Restricted Stock

Under the Company's 2003 Long Term Incentive Plan, in 2005 the Compensation Committee granted performance-based restricted stock to the Named Executive Officers. The shares can only become eligible for vesting upon the achievement of the EPS target, which can occur after approximately one year from the grant date, at the earliest. Upon confirmation by the Compensation Committee that the EPS target has been met, the restricted shares will become eligible for vesting and be distributed four years from the date such target is met.

In determining the number of shares granted to each individual, the Compensation Committee considered the performance of the individual and the Company using the financial targets described above to select a number of shares from the "target grant guidelines." For 2005, the Compensation Committee granted Mr. Ring 21,885 shares of restricted stock.

The Compensation Committee also granted performance-accelerated restricted stock to executive officers other than the Named Executive Officers, corporate officers, division heads and other key employees. These grants will generally vest and be distributed in seven years from the grant date or earlier if specified EPS targets are achieved.

Stock Options

Under the Company's 2003 Long Term Incentive Plan, in 2005 the Compensation Committee granted stock options to the Named Executive Officers, executive officers, corporate officers, division heads and other key employees. The Compensation Committee granted limited stock appreciation rights, which may only be exercised in the event of a change of control of the Company, in tandem with all stock options granted to all executive officers. Stock options vest on the fifth anniversary of the grant date; however, the option grants allow for early vesting in the event specified EPS targets are achieved.

In determining the number of options granted to each individual, the Compensation Committee considered the performance of the individual and the Company using the financial targets described above to select a number of shares from the "target grant guidelines" described above. For 2005, the Compensation Committee granted Mr. Ring stock options exercisable for 133,000 shares of Common Stock.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Company's 2005 Executive Bonus Plan and 2003 Long Term Incentive Plan have been structured such that performance-based annual incentive bonuses and long-term equity-based compensation paid thereunder for the Company's most senior executives should constitute qualifying performance-based compensation under Section 162(m). The Company's shareholders have approved both plans. However, the Compensation Committee recognizes that unanticipated future events, such as a change of control of the Company or a change in executive personnel, could result in a disallowance of compensation deduction under Section 162(m). Moreover, the Compensation Committee may from time to time award compensation that is not deductible under Section 162(m) when in the exercise of the Compensation Committee's business judgment such award would be in the best interest of the Company. All compensation paid in 2005 to the Named Executive Officers should be deductible under Section 162(m).

THE COMPENSATION COMMITTEE
Tony L. White, Chairman
Herbert L. Henkel
Anthony Welters

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Summary Compensation Table

The table below sets forth information concerning compensation earned by the Named Executive Officers during the last three fiscal years. The amounts of shares and stock options in the table and elsewhere in this Proxy Statement have been adjusted to reflect the Company's 2-for-1 stock split, which was effected in the form of a 100% stock dividend and distributed on May 28, 2004.

| | | | | | Long Term Compensation | | |
| | | Annual Compensation | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Restricted Stock Awards ($)[2]	Securities Underlying Options (#)[3]	LTIP Payouts ($)[4]	All Other Compensation ($)[5]
Timothy M. Ring	2005	883,333	1,200,600	440,950	-0-	133,000	-0-	151,542
Chairman and Chief	2004	783,333	1,392,000	522,513	-0-	166,250	470,700	114,852
Executive Officer	2003	668,750	871,773	377,881	-0-	700,000	374,950	75,602
John H. Weiland	2005	687,500	832,016	499,778	-0-	87,775	-0-	142,661
President and Chief	2004	650,000	1,033,560	871,916	-0-	109,720	470,700	95,557
Operating Officer	2003	581,250	672,510	665,267	-0-	510,000	374,950	66,876
Todd C. Schermerhorn	2005	468,750	504,252	117,202	-0-	53,440	-0-	40,126
Senior Vice President and	2004	441,667	626,400	184,758	-0-	66,800	-0-	32,143
Chief Financial Officer	2003	380,625	398,524	89,359	-0-	340,000	-0-	19,092
Amy S. Paul	2005	338,383	304,944	144,938	-0-	28,000	-0-	136,074
Group Vice President	2004	322,333	457,968	331,298	-0-	35,000	-0-	111,671
	2003	285,863	333,811	362,980	-0-	70,000	-0-	374,493
Judith A. Reinsdorf	2005	360,885	338,970	50,991	-0-	28,000	-0-	19,037
Vice President and	2004	79,787	106,580	48,793	783,750	25,000	-0-	34,488
General Counsel	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) For 2004, the amounts for Messrs. Ring and Weiland include $2,875 and 2,875, respectively, of dividend equivalents paid with respect to restricted stock units granted in 2002. For 2003, the amounts for Messrs. Ring and Weiland include $14,000 and $14,000, respectively, of dividend equivalents paid with respect to restricted stock units granted in 2002.

The Named Executive Officers are required to contribute a minimum of 25% of their bonuses to purchase at a discount restricted stock units, each of which represents the right to receive one share of Common Stock (a "Unit"), under the MSPP until such time as the executives have reached their applicable stock ownership guidelines. Under the MSPP, all employees at a specified level and above can purchase Units at a discount of 30% from the lower of the price of the Common Stock on July 1 of the previous year or the date of purchase. Eligible employees are also permitted to contribute up to all of the remaining portion of their bonuses to purchase Units at the same discount under the MSPP. See "Compensation Committee Report — Stock Ownership Guidelines." For 2005, the amounts for Messrs. Ring, Weiland and Schermerhorn, Ms. Paul and Ms. Reinsdorf include $205,818, $356,637, $54,056, $130,699 and $43,584, respectively, reflecting the discount. For 2004, the amounts for Messrs. Ring, Weiland and Schermerhorn, Ms. Paul and Ms. Reinsdorf include $403,893, $749,654, $113,558, $322,032 and $19,355 respectively, reflecting the discount. For 2003, the amounts for Messrs. Ring, Weiland and Schermerhorn, Ms. Paul and Ms. Reinsdorf include $268,792, $592,493, $87,744, $147,038 and $0 respectively, reflecting the discount. Dividend equivalents are paid in cash with respect to Units and are included in the amounts for 2005 set forth in this column. In addition, with respect to the number of Units valued in the amount of the 30% discount, unless otherwise provided by the Compensation Committee, a prorated number of such Units are forfeited if a participant's employment is terminated because of death, retirement or disability within four years from the date of purchase, and all of such Units are forfeited if a participant's employment is otherwise terminated during such four-year period. In the event of a change of control of the Company, participants receive an immediate distribution of shares of Common Stock equal to the number of Units in their account. Except as described above, each participant receives shares of Common Stock equal to the number of Units credited to his or her account four years from the date of purchase unless deferred until retirement.

This column includes the aggregate incremental cost to the Company of providing various perquisites. In accordance with SEC rules, perquisite amounts aggregating less than $50,000 in a year for any Named Executive Officer have been omitted. For Mr. Ring, the amounts that represent more than 25% of the aggregate value of the reportable perquisites in 2005 include $163,073 for personal use of the Company's aircraft, in 2004 include $71,278 for personal use of the Company's aircraft and $23,847 for personal use of a Company car, and in 2003 include $54,633 for personal use of the Company's aircraft and $30,500 for club membership dues. For Mr. Weiland, the amounts that represent more than 25% of the aggregate value of reportable perquisites in 2005 include $78,815 for personal use of the Company's aircraft, in 2004 include $76,292 for personal use of the Company's aircraft, and in 2003 include $39,427 for personal use of the Company's aircraft. For Mr. Schermerhorn, the amounts that represent more than 25% of the aggregate value of reportable perquisites in 2005 include $18,155 for personal use of the Company's aircraft and $19,002 for personal use of a Company car, and in

2004 include $28,736 for personal use of the Company's aircraft and $19,707 for personal use of a Company car. The Company's security policy as approved by the Board of Directors requires that the Chief Executive Officer and the Chief Operating Officer use Company-provided aircraft for business and personal travel whenever possible.

For Mr. Ring, tax gross-up payments for reimbursement for taxes associated with the value of Company-provided life insurance in 2005, 2004 and 2003 were $1,112, $915 and $735, respectively, and tax gross-up payments for personal use of a Company car in 2005, 2004 and 2003 were $15,152, $13,677 and $3,120, respectively. For Mr. Weiland, tax gross-up payments for personal use of a Company car in 2005, 2004 and 2003 were $10,346, $9,199 and $4,049, respectively. For Mr. Schermerhorn, tax gross-up payments for personal use of a Company car in 2005, 2004 and 2003 were $10,899, $11,303 and $1,615, respectively. For Ms. Paul, tax gross-up payments for reimbursement for taxes associated with the value of Company-provided life insurance in 2005, 2004 and 2003 were $522, $467 and $423, respectively, and tax gross-up payments for personal use of a Company car in 2005, 2004 and 2003 were $9,503, $8,799 and $673, respectively. For 2003, the amount for Ms. Paul includes a tax gross-up payment of $214,846 for tax liabilities incurred on reimbursed relocation expenses. For Ms. Reinsdorf, tax gross-up payments for personal use of a Company car in 2005 were $7,154, and tax gross-up payments for a sign-on payment in 2004 were $29,438.

(2) Performance-based restricted stock awards to the Named Executive Officers in 2005 are reported below under "— Long Term Incentive Plans — Awards in Last Fiscal Year." Amounts set forth in the restricted stock award column represent the grant date value ($52.25 per share) of time-based restricted stock awards that were granted to Ms. Reinsdorf on October 11, 2004. As of December 31, 2005, Mr. Ring held an aggregate of 125,485 shares of restricted stock with an aggregate value of $8,271,971. Mr. Weiland held an aggregate of 112,733 shares of restricted stock with an aggregate value of $7,431,359. Mr. Schermerhorn held an aggregate of 14,426 shares of restricted stock with an aggregate value of $950,962. Ms. Paul held an aggregate of 7,616 shares of restricted stock with an aggregate value of $502,047. Ms. Reinsdorf held an aggregate of 19,486 shares of restricted stock with an aggregate value of $1,284,517. The aggregate values reflected above are calculated based on the closing price of the Common Stock on December 30, 2005 of $65.92 per share.

Dividends are paid on all shares of restricted stock, and dividend equivalents are paid on all restricted stock units.

(3) Option grants to the Named Executive Officers in 2005 are reported below under "— Option Grants in Last Fiscal Year." Grants consist of stock options with attached limited stock appreciation rights exercisable in the event of a change of control. See "— Certain Compensation Arrangements — Change of Control and Other Arrangements" below for a description of the material features of the limited stock appreciation rights.

(4) The amounts in the column represent performance-based restricted stock previously granted and reported as long-term incentive plan awards that vested during 2003 and 2004.

(5) For Mr. Ring, the 2005 amount in the column includes Company contributions of $5,642 under the Company's Retirement Savings Plan, $144,393 credited under the SIRP and $1,507 for the value of Company-provided life insurance. See "— Certain Compensation Arrangements — Supplemental Insurance/Retirement Plan." The 2004 amount in the column includes Company contributions of $7,175 under the Company's Retirement Savings Plan, $106,437 credited under the SIRP and $1,240 for the value of Company-provided life insurance. The 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan, $69,604 credited under the SIRP and $998 for the value of Company-provided life insurance.

For Mr. Weiland, the 2005 amount in the column includes Company contributions of $6,377 under the Company's Retirement Savings Plan and $136,284 credited under the SIRP. The 2004 amount in the column includes Company contributions of $7,175 under the Company's Retirement Savings Plan and $88,382 credited under the SIRP. The 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan and $61,876 credited under the SIRP.

For Mr. Schermerhorn, the 2005 amount in the column includes Company contributions of $6,501 under the Company's Retirement Savings Plan and $33,625 credited under the SIRP. The 2004 amount in the column includes Company contributions of $7,175 under the Company's Retirement Savings Plan and $24,968 credited under the SIRP. The 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan and $14,092 credited under the SIRP.

For Ms. Paul, the 2005 amount in the column includes Company contributions of $6,683 under the Company's Retirement Savings Plan, $128,683 credited under the SIRP and $708 for the value of Company-provided life insurance. The 2004 amount in the column includes Company contributions of $7,175 under the Company's Retirement Savings Plan, $103,863 credited under the SIRP and $633 for the value of Company-provided life insurance. The 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan, $63,845 credited under the SIRP, $573 for the value of Company-provided life insurance and $305,075 for relocation expenses.

For Ms. Reinsdorf, the 2005 amount in the column includes Company contributions of $6,627 under the Company's Retirement Savings Plan and $12,410 credited under the SIRP. The 2004 amount in the column includes Company contributions of $2,320 under the Company's Retirement Savings Plan, $1,553 credited under the SIRP and $30,615 as a sign-on payment received upon joining the Company.

Certain Compensation Arrangements

Supplemental Insurance/Retirement Plan

The Company provides supplemental retirement benefits to selected key employees, including the Named Executive Officers, pursuant to the SIRP. Retirement benefits consist of the total accruals credited to a participant's account and are payable on a monthly basis over a 15-year period to a participant who retires on or after the date he or she is eligible for early retirement under the Employees' Retirement Plan of C. R. Bard, Inc., which is currently set at age 55. The annual accruals are based on the participant's age, salary and bonus and position at the Company, as well as an earnings rate determined by the Company. Retirement benefits under the SIRP are also payable, with respect to officers, following a termination of employment within three years after a change of control (defined in substantially the same manner as in the change of control agreements with the Company's executive officers, which are described below). The amount payable upon a change of control is calculated as if the officer attained age 65, regardless of whether he or she reaches the age of eligibility for early retirement, discounting back the projected age 65 benefit at a 4.29% interest rate. The SIRP also provides a death benefit and a disability benefit for a participant who dies or becomes disabled before receipt of retirement benefits. A participant will forfeit all benefits owed under the SIRP upon violation of a restrictive covenant with the Company or upon termination by the Company for cause (as defined in the SIRP agreements).

Change of Control and Other Arrangements

The Company has an agreement with each of its executive officers that provides for benefits upon certain terminations of employment within three years after a change of control (defined to include the acquisition by a person or a group of 20% or more of the voting power of the Company's stock or a change in the members of the Board of Directors such that the continuing directors cease to constitute a majority of the Board of Directors), including termination for any reason during the six-month period following the first anniversary of a change of control. This agreement expires three years after any change of control but, under certain circumstances, may be terminated by the Board of Directors prior to any change of control, and will expire immediately upon the earlier of the executive officer's death, permanent disability or termination of employment for cause. Benefits include (i) severance pay of (A) three times the sum of the executive officer's highest base salary and average annual bonus during the prior three years plus (B) an amount equal to a pension plan accrual worth an additional three years of age and service, (ii) continued participation in the Company's benefit plans for three years (or, if such participation is not possible, provision of substantially similar benefits) and (iii) outplacement services and financial counseling services. This agreement also provides for a gross-up payment if an executive officer is subject to excise taxes under Section 4999 of the Code.

In addition, upon a change of control, limited stock appreciation rights granted under current and prior equity-based compensation plans can be exercised within the sixty-day period commencing upon the date of the first public disclosure of a change of control. Change of control for this purpose is defined in substantially the same manner as in the Change of Control agreements with the Company's executive officers. Upon exercise of a limited stock appreciation right, the holder thereof will be entitled to receive an amount in cash equal to the greater of (i) the fair market value of the shares of the Common Stock with respect to which the limited stock appreciation right was exercised over the option price of such shares and (ii) if the change of control is the result of a transaction or a series of transactions, the highest price per share of Common Stock paid in such transaction or transactions during the sixty-day period up to the date of exercise over the option price of such shares.

Upon the occurrence of a change of control, the following vest immediately: (i) stock options, stock appreciation rights and restricted stock granted under the Company's 1993 Long Term Incentive Plan, as amended and restated, and 2003 Long Term Incentive Plan; and (ii) the interests of non-employee directors under the Company's Stock Equivalent Plan for Outside Directors. In addition, restrictions on shares of Common Stock and Units acquired under the MSPP lapse upon a change of control of the Company.

In addition, the Company entered into an agreement in 1995 with Mr. Weiland at the start of his employment with the Company which requires the Company to pay him one year of base salary and bonus if he is terminated without cause.

Compensation of Outside Directors

Fees and Deferred Compensation

Non-employee directors receive an annual cash retainer, payable quarterly. For the first three quarters of 2005, the cash retainer was paid at the annualized rate of $42,500. Effective October 1, 2005, the Governance Committee approved an increase in the annualized rate to $46,750. In addition, for each Board and committee meeting attended and for scheduled interim conferences, each non-employee director received in 2005 a fee of $1,650, except for Committee chairs, who received a fee of $3,650 for each committee meeting and scheduled interim conference. Directors who are also employees of the Company do not receive any fees as directors.

Under the Company's Deferred Compensation Contract, Deferral of Directors' Fees for non-employee directors, all or a portion of such cash fees may be deferred at the election of the director, and any amount so deferred is valued at the election of the director either (i) as if invested in an interest-bearing account or (ii) as if invested in phantom stock shares. Deferred fees are payable in cash, in installments or as a lump sum, upon termination of service as a director.

2005 Directors' Stock Award Plan

Under the Company's 2005 Directors' Stock Award Plan (the "Stock Award Plan"), non-employee directors of the Company are awarded equity compensation. For a complete description of the Stock Award Plan, see Proposal No. 3 below. On July 13, 2005, in accordance with the Stock Award Plan, each non-employee director was granted a formula-based option to purchase 1,200 shares of Common Stock. These formula-based options have a term of ten years and become exercisable with respect to 400 shares of Common Stock subject to the option on each of the first three anniversaries following the date of grant. The options have an exercise price equal to the fair market value of the Common Stock on the grant date.

In addition, on October 12, 2005, the Governance Committee granted to each non-employee director a nonformula-based option to purchase 1,200 shares of Common Stock under the same terms and conditions that apply to the formula-based stock options described above.

Previously, under the Stock Award Plan, upon election to the Board of Directors, each non-employee director was granted the right to receive 400 shares of Common Stock on the first business day of October during each year of the director's term. As described in Proposal No. 3 below, as a result of amendments adopted in June 2005, each non-employee director is now entitled to receive, on the first business day of October following election, 400 shares of Common Stock for each year or partial year remaining in his or her current term as a director. On October 3, 2005, in order to ensure that the shares granted to non-employee directors for board service since their last election at an annual meeting of shareholders totaled 1,200 shares of Common Stock for individuals serving a full three-year term, irrespective of when a director's service on the Board of Directors began, the non-employee directors who were elected in 2003, 2004 and 2005 were granted 400, 800, and 1,200 shares of Common Stock, respectively. Four hundred shares of the Common Stock granted to the non-employee directors vested on the grant date and 400 of the remaining shares included in the stock award, if any, will vest on each October 1 following the grant date. In accordance with the terms of the Stock Award Plan, Mr. Thompson, who was elected in August 2005, received 400 shares for his partial year of service. None of the shares of Common Stock granted to the non-employee directors may be sold, pledged, assigned, transferred or otherwise encumbered or disposed of until the expiration of two years from the date the shares vest. The transfer restriction will cease to apply, however, upon the death or permanent disability of the director.

Stock Equivalent Plan for Outside Directors

Effective as of June 8, 2005, the Company amended and restated the Stock Equivalent Plan for Outside Directors (the "Stock Equivalent Plan") to make certain administrative changes and changes to comply with the requirements of Section 409A of the Code, as enacted under the American Jobs Creation Act of 2004. The Stock Equivalent Plan was originally effective as of January 1, 1997 and replaced a retirement income plan formerly maintained by the Company.

Each non-employee director who was a participant in the Stock Equivalent Plan on June 8, 2005 and each non-employee director who commences service after June 8, 2005 are eligible to participate in the Stock Equivalent Plan, unless the non-employee director (other than a former chief executive officer) is or was a participant under the Company's Employees' Retirement Plan. The Governance Committee of the Board of Directors administers the Stock Equivalent Plan. Under the Stock Equivalent Plan, on December 31 of each year, the Governance Committee grants each participant a number of units equal to (i) the sum of (A) the annual retainer for non-employee directors then in effect and (B) 12 times the per-meeting fee for non-employee directors then in effect, divided by (ii) the fair market value (the average of the high and low selling prices of the Common Stock on the NYSE) on the grant date. Upon termination of service as a non-employee director, a participant in the Stock Equivalent Plan who served on the Board of Directors for at least five years becomes entitled to receive an amount in cash equal to the product of (i) the number of units credited to the participant and (ii) the average of the closing prices of the Common Stock on the NYSE during the six-month period immediately preceding the participant's termination of service as a director. The benefits are payable, at the participant's election, in a lump sum, or in quarterly installments over the number of years equal to the number of full or partial years of the participant's service on the Board of Directors. Payments generally commence on the first day of the calendar quarter after the later of (i) the date the participant terminated service as a director or (ii) the date the participant attains age 55.

Since benefits under the Stock Equivalent Plan are payable to non-employee directors only after a director has served on the Board of Directors for at least five years, the Company provides to non-employee directors a life insurance benefit of $25,000 per year for each year of service on the Board of Directors, up to five years.

In the event of a change of control of the Company (as defined in the Stock Equivalent Plan), participants become entitled to receive benefits regardless of any participant's length of service as a director. If annual retainer or meeting fees are increased after a participant terminates service as a director, the Governance Committee may, in its discretion, also prospectively increase the benefit payments to be paid or being paid to the retired non-employee director. In the event of a participant's death on or after payment has begun, his or her beneficiary will receive the participant's remaining interest. If a participant dies before payment has begun, the participant's beneficiary will receive the payments, if any, the participant would have received if the participant had terminated service as a director on the date of the participant's death. If a participant's service as a director is terminated for "cause" (as defined in the Stock Equivalent Plan), his or her benefit under the Stock Equivalent Plan will be forfeited. A participant will also forfeit any unpaid benefits if the participant fails to remain available to provide advice and counsel to the Company or engages in activities the Board of Directors determines are competitive to the Company's interests following his or her termination of service.

Summary of Director Compensation

The table below sets forth compensation received by each non-employee director during the last fiscal year.

Name	Cash Retainer[1]	Board Meeting Fees	Committee Meeting Fees	Chairman Committee Meeting Fees	Stock Award (#)[2]	Option Grant (#)[3]	Stock Equivalent Plan (#)[4]
Marc C. Breslawsky	$32,937.50	$9,900.00	$ 9,900.00	$ 7,300.00	400	2,400	1,006
T. Kevin Dunnigan	$32,937.50	$9,900.00	$ 3,300.00	$43,800.00	1,200	2,400	1,006
Herbert L. Henkel	$32,937.50	$9,900.00	$16,500.00	$18,250.00	400	2,400	1,006
Theodore E. Martin	$32,937.50	$9,900.00	$19,800.00	$ 3,650.00	800	2,400	1,006
Gail K. Naughton	$32,937.50	$9,900.00	$ 8,250.00	-0-	1,200	2,400	1,006
Tommy G. Thompson	$17,692.98	$4,950.00	$ 3,300.00	-0-	400	1,200	1,006
Anthony Welters	$32,937.50	$9,900.00	$19,800.00	$14,600.00	800	2,400	1,006
Tony L. White	$32,937.50	$9,900.00	$ 8,250.00	$21,900.00	800	2,400	1,006
William H. Longfield[5]	$10,625.00	$1,650.00	—	—	—	—	—

(1) The cash retainer is paid in quarterly installments at the beginning of each quarter. This amount reflects only three quarterly payments for 2005, as the payment for the first quarter of 2005 was made at the end of 2004 in accordance with prior practice. Certain of the Company's non-employee directors defer cash fees under the Company's Deferred Compensation Contract, Deferral of Directors' Fees. See "— Compensation of Outside Directors — Fees and Deferred Compensation" above.

(2) For a description of the number of shares granted to non-employee directors in 2005, see "— Compensation of Outside Directors — 2005 Directors' Stock Award Plan" above.

(3) Under the Stock Award Plan, discussed in Proposal No. 3 in this Proxy Statement, each non-employee director other than Mr. Thompson was awarded 1,200 formula-based stock options on July 13, 2005 with an exercise price of $66.795 per share, and all non-employee directors were awarded 1,200 nonformula-based stock options on October 12, 2005, with an exercise price of $63.43 per share. Mr. Thompson was elected to the Board of Directors in August 2005.

(4) Under the Stock Equivalent Plan, each director received 1,006 units, calculated based on a stock price (the average of the high and the low) of $66.13 on December 30, 2005. See "— Compensation of Outside Directors — Stock Equivalent Plan for Outside Directors" above.

(5) Retired April 20, 2005.

Option Grants in Last Fiscal Year

The table below sets forth information concerning options granted to the Named Executive Officers during the last fiscal year.

Name	Individual Grants				Grant Date Value[1]
	Number of Securities Underlying Options Granted (#)[2]	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)
Timothy M. Ring	133,000	10.5%	66.795	7/13/2015	2,545,620
John H. Weiland	87,775	6.9%	66.795	7/13/2015	1,680,014
Todd C. Schermerhorn	53,440	4.2%	66.795	7/13/2015	1,022,842
Amy S. Paul	28,000	2.2%	66.795	7/13/2015	535,920
Judith A. Reinsdorf	28,000	2.2%	66.795	7/13/2015	535,920

(1) Based on a grant date value of $19.14 determined as of July 13, 2005 using a binomial-lattice option valuation model. The valuation calculations are solely for the purposes of compliance with the rules and regulations promulgated under the Exchange Act, and are not intended to forecast possible future appreciation, if any, of the price of the Common Stock. The actual value, if any, that an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Accordingly, there is no assurance the value realized by an executive will be at or near the value estimated by the binomial-lattice option valuation model. The grant date values were determined based in part upon the following assumptions: (a) an expected volatility of 25% based on a blend of historical and implied volatility; (b) a risk-free rate of between 2.95% - 4.00%; (c) the dividend yield on the Common Stock of 0.70% over the expected option life; and (d) an expected option life of 6.3 years.

(2) Grants consist of stock options with attached limited stock appreciation rights that are exercisable in the event of a change of control. See "— Certain Compensation Arrangements — Change of Control and Other Arrangements" above for a description of the material features of the limited stock appreciation rights. All unvested options vest on the fifth anniversary of the grant date. Options can vest earlier in two circumstances: (i) 50% of the options will vest at the end of any rolling four-fiscal-quarter period (beginning with the third quarter of 2005) in which a specified cumulative EPS target is met for that period; or (ii) 100% of the option will vest at the end of any rolling eight-fiscal-quarter period (beginning with the third quarter of 2005) in which a higher specified cumulative EPS target is met for that period.

Aggregated Option Exercises in Last Fiscal Year, and Fiscal Year-End Option Values

The table below sets forth information concerning exercises of stock options by the Named Executive Officers during the last fiscal year and the fiscal year-end value of the Named Executive Officers' unexercised options.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($)[1][2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy M. Ring	0	0	885,473	416,125	30,171,850	7,992,634
John H. Weiland	0	0	514,860	292,635	16,366,556	11,698,619
Todd C. Schermerhorn	80,000	3,401,297	303,400	186,840	9,309,422	3,906,897
Amy S. Paul	65,048	3,030,832	117,700	80,500	4,060,219	1,288,613
Judith A. Reinsdorf	0	0	6,250	46,750	83,813	251,438

(1) These options were granted over a period of years.

(2) Valued at $65.92 per share market price (closing price on December 30, 2005).

Long-Term Incentive Plans — Awards in Last Fiscal Year

The table below sets forth information concerning long-term incentive awards made to the Named Executive Officers under the 2003 Long Term Incentive Plan during the last fiscal year.

Name	Number of Shares (#)	Performance or Other Period Until Maturation or Payout*
Timothy M. Ring	21,885	*
John H. Weiland	14,433	*
Todd C. Schermerhorn	8,501	*
Amy S. Paul	4,486	*
Judith A. Reinsdorf	4,486	*

* All awards reflected in the table are awards of performance-based restricted stock. Such restricted shares can only become eligible for vesting if a specified EPS target is met in any rolling four-fiscal-quarter-period (beginning with the third quarter of 2005). Upon confirmation by the Compensation Committee that the EPS target has been met, the restricted shares will become eligible for vesting and be distributed four years from the date such target is met. See "Compensation Committee Report — Long-Term Equity-Based Incentives — Restricted Stock."

Equity Compensation Plan Information

The table below sets forth information with respect to shares of Common Stock that may be issued under the Company's equity compensation plans as of December 31, 2005.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,963,074[1]	$35.56	3,191,061[2]
Equity compensation plans not approved by security holders	192,308[3]	$22.33	—
Total	10,155,382	$35.31	3,191,061

(1) Includes 8,832,396 options (which do not carry dividend equivalent rights) and 1,130,678 awards of restricted stock, restricted stock units and other performance-based awards (including awards representing 211,640 shares purchased by participants through bonus deferrals under the MSPP).

(2) Includes 38,366 shares under the 2005 Directors' Stock Award Plan, 3,016,221 shares under the 2003 Long Term Incentive Plan and 136,474 shares under the 1998 Employee Stock Purchase Plan.

(3) Shares previously issued under the Management Stock Purchase Plan that remain subject to forfeiture. The Management Stock Purchase Plan provided for the purchase by participants of shares of Common Stock and was replaced in 2004 by the MSPP, a program under the Company's shareholder-approved 2003 Long Term Incentive Plan. Accordingly, no further shares will be issued under the Management Stock Purchase Plan. For a description of the material features of the Management Stock Purchase Plan, which mirror the material features of the MSPP other than the purchase of Units rather than Common Stock, see Note 1 to "— Summary Compensation Table."

Related Party Transactions

The Company offers a relocation program (the "Relocation Program") for employees who relocate at the Company's request and, in appropriate circumstances, to new employees who relocate in connection with their employment by the Company. The Company believes this program offers a valuable incentive to attract and retain key employees. The Relocation Program provides a relocating employee who is eligible for benefits under the Relocation Program with financial assistance, both in selling his or her existing home and in purchasing a new residence.

In 2004, Brian Kelly, a Group Vice President of the Company, received benefits under the Relocation Program in connection with his relocation to the Company's headquarters in Murray Hill, New Jersey. In 2004, Mr. Kelly sold his home to the relocation company pursuant to the Relocation Program for $966,850 (net of taxes) based on the appraised value of the home. In 2005, the relocation company sold the home for $835,000. In connection with such sale, the Company paid the relocation company the difference between the purchase price paid to Mr. Kelly by the relocation company and the amount of the final sale price and an additional amount of $154,506, representing related out-of-pocket expenses (e.g., taxes, maintenance, utilities, insurance, etc.) and associated fees.

Pension Table

The table below sets forth the aggregate estimated annual retirement benefits payable under the Company's Employees' Retirement Plan, Excess Benefit Plan and Supplemental Executive Retirement Plan for employees retiring at normal retirement age (65) in 2005.

Total Pensionable Pay in Year Prior to Retirement	Years of Service at Age 65 Retirement						
	15 or less	20	25	30	35	40	45
$ 700,000	$ 79,000	$138,000	$160,000	$169,000	$179,000	$180,000	$189,000
800,000	89,000	158,000	183,000	194,000	205,000	206,000	216,000
900,000	101,000	178,000	207,000	218,000	231,000	232,000	243,000
1,000,000	113,000	198,000	230,000	243,000	257,000	258,000	270,000
1,100,000	123,000	217,000	252,000	267,000	283,000	284,000	298,000
1,200,000	135,000	238,000	275,000	291,000	309,000	310,000	325,000
1,300,000	146,000	257,000	299,000	316,000	335,000	336,000	353,000
1,400,000	157,000	277,000	322,000	339,000	360,000	362,000	380,000
1,500,000	169,000	297,000	345,000	364,000	386,000	388,000	407,000
1,600,000	179,000	317,000	368,000	388,000	412,000	414,000	434,000
1,700,000	191,000	337,000	391,000	413,000	438,000	439,000	462,000
1,800,000	202,000	357,000	414,000	437,000	464,000	466,000	489,000
1,900,000	213,000	376,000	437,000	462,000	490,000	492,000	516,000
2,000,000	225,000	397,000	461,000	486,000	516,000	518,000	543,000
2,100,000	236,000	416,000	483,000	511,000	541,000	544,000	570,000
2,200,000	247,000	437,000	506,000	535,000	567,000	570,000	598,000
2,300,000	258,000	456,000	530,000	559,000	593,000	596,000	625,000
2,400,000	270,000	476,000	553,000	583,000	619,000	621,000	652,000
2,500,000	281,000	496,000	575,000	608,000	644,000	648,000	679,000
2,600,000	292,000	516,000	598,000	632,000	671,000	673,000	706,000
2,700,000	304,000	535,000	622,000	657,000	697,000	700,000	734,000
2,800,000	314,000	556,000	645,000	681,000	723,000	726,000	761,000
2,900,000	326,000	575,000	668,000	706,000	748,000	751,000	788,000
3,000,000	338,000	596,000	691,000	730,000	774,000	778,000	816,000
3,100,000	348,000	615,000	714,000	754,000	800,000	803,000	843,000
3,200,000	360,000	635,000	737,000	778,000	825,000	830,000	870,000
3,300,000	369,000	652,000	756,000	798,000	845,000	849,000	892,000
3,400,000	378,000	669,000	776,000	817,000	866,000	869,000	913,000
3,500,000	388,000	686,000	794,000	837,000	886,000	889,000	934,000

Under the Company's Employees' Retirement Plan, Excess Benefit Plan and Supplemental Executive Retirement Plan, benefits are determined on the basis of an employee's career average pensionable earnings, which include regular salary, commissions, bonuses, overtime pay and shift differentials. Annual bonus amounts reflected in the Summary Compensation Table relate to the year in which such bonuses were accrued and are not included in the calculation of annual compensation for purposes of the Company's Employees' Retirement Plan, Excess Benefit Plan and Supplemental Executive Retirement Plan until the succeeding year. The Excess Benefit Plan would provide benefits that are in excess of the IRS-qualified plan maximum benefit limits. The Supplemental Executive Retirement Plan provides benefits reflecting pay over the IRS-qualified plan pay limits.

The estimated years of service under the plans set forth above for Messrs. Ring, Weiland and Schermerhorn, Ms. Paul and Ms. Reinsdorf are 13, 9, 20, 23 and 1, respectively. The estimated annual retirement benefits are payable over a participant's lifetime and are based on the pensionable pay and years of service for each listed individual. The benefits listed in the table are not subject to deductions for Social Security or any other offset amounts.

Comparison of Five Year Cumulative Total Returns

The graph below compares the cumulative total shareholder return on the Common Stock for the last five years with the cumulative total return on the S&P 500 Index and the S&P 500 Health Care Equipment Index over the same period. The graph assumes the investment of $100 in each of the Common Stock, the S&P 500 Index and the S&P 500 Health Care Equipment Index on December 31, 2000, and that all dividends were reinvested.



	2000	2001	2002	2003	2004	2005
C. R. BARD, INC.	$100	$140.85	$128.71	$182.76	$290.40	$301.45
S&P 500 INDEX	$100	$88.11	$68.64	$88.33	$97.94	$102.75
S&P 500 HEALTH CARE EQUIPMENT INDEX	$100	$94.93	$82.91	$109.49	$123.31	$123.38

PROPOSAL NO. 2 — APPROVAL OF THE
2003 LONG TERM INCENTIVE PLAN OF C. R. BARD, INC., AS AMENDED AND RESTATED

Our shareholders are being asked to consider and vote on this proposal to increase the number of shares of Common Stock authorized to be issued under the Company's 2003 Long Term Incentive Plan, as amended and restated (the "2003 Plan"). The Board of Directors has approved, subject to shareholder approval, an amendment and restatement of the 2003 Plan to increase by 2,500,000 shares the number of shares of Common Stock authorized to be issued under the 2003 Plan.

Under the 2003 Plan, which was adopted by shareholders at the 2003 Annual Meeting of Shareholders and amended by shareholders at the 2004 Annual Meeting of Shareholders, the maximum number of authorized shares of Common Stock that may be issued is 10,000,000 shares. As of December 31, 2005, approximately 3,016,221 shares of Common Stock remained available under the 2003 Plan. As a result of the limited number of shares of Common Stock remaining available under the 2003 Plan, the Company is requesting that shareholders authorize 2,500,000 additional shares of Common Stock under the 2003 Plan to cover anticipated awards to be granted by the Company in the future in accordance with its normal compensation practices.

The Company believes that the 2003 Plan will continue to help it to attract and retain the services of employees who are in a position to make a material contribution to the successful operation of the business of the Company and its subsidiaries by enabling the Company to offer a variety of long-term incentive awards. The summary description of the 2003 Plan (as proposed to be amended and restated) set forth below does not purport to be complete and is qualified in its entirety by reference to the provisions of the 2003 Plan itself. The complete text of the 2003 Plan (as proposed to be amended and restated) is attached as Exhibit A to this Proxy Statement.

Description of the 2003 Plan

Administration. The 2003 Plan is administered by the Compensation Committee or any subcommittee thereof, which is expected to consist of at least two individuals who are intended to qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Code. All awards granted to employees under the 2003 Plan are evidenced by an award agreement which specifies the type of award granted pursuant to the 2003 Plan, the number of shares of Common Stock underlying the award and all terms governing the award, including, without limitation, terms regarding vesting, exercisability and expiration of the award.

Eligibility. Participants in the 2003 Plan are selected by the Compensation Committee from employees of the Company and its subsidiaries. Participants may be selected and awards may be made at any time under the 2003 Plan. As of December 31, 2005, ten executive officers and approximately 770 other officers and employees were eligible for participation in the 2003 Plan.

Determination and Maximum Number of Awards. Awards under the 2003 Plan may be in the form of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, unrestricted stock and other stock-based awards. The maximum number of shares with respect to which options, stock appreciation rights and other performance-based awards may be granted during each calendar year to any individual may not exceed 900,000 shares of Common Stock of the Company. As amended, the maximum number of shares of Common Stock that may be granted as awards of restricted stock, unrestricted stock, restricted stock units or other performance-based awards may not exceed 2,750,000 shares in the aggregate. Of these 2,750,000 shares, awards representing 801,713 shares (including awards representing 211,640 shares purchased by participants through bonus deferrals under the MSPP) have been granted as of December 31, 2005. The Compensation Committee has exclusive power and authority, consistent with the provisions of the 2003 Plan, to establish the terms and conditions of any award and to waive any such terms or conditions. Because the benefits conveyed under the 2003 Plan would be at the discretion of the Compensation Committee, it is not possible to determine what benefits participants will receive under the 2003 Plan. As of December 31, 2005, the Compensation Committee has awarded options under the 2003 Plan to the Named Executive Officers in the amounts set forth in the Summary Compensation Table under the heading "Securities Underlying Options." As of December 31, 2005, the current executive officers, as a group, have been granted a total of 2,710,335 options under the 2003 Plan, and all other employees have been granted a total of 3,686,137 options. Non-employee directors are not eligible to receive awards under the 2003 Plan. On March 13, 2006, the mean between the high and low sale prices of the Common Stock, as reported on the NYSE, was $69.32.

Stock Options and Stock Appreciation Rights. The Compensation Committee may award to selected employees nonqualified or incentive stock options. Options granted under the 2003 Plan will be exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee, but in no event will an option be exercisable more than ten years after the date it is granted. The exercise price per share of Common Stock for any option awarded will not be less than 100% of the fair market value of a share of Common Stock on the day the option is granted. The exercise price of any stock option granted pursuant to the 2003 Plan may not be subsequently reduced by amendment, or cancellation and substitution, of that option or any other action of the Compensation Committee without shareholder approval, subject to the Compensation Committee's authority to adjust or substitute awards upon the occurrence of certain events to preserve the economic value of the award (described in "Adjustments Upon Certain Events" below).

An option may be exercised by paying the exercise price in cash or its equivalent and/or, to the extent permitted by the Compensation Committee, Common Stock, a combination of cash and Common Stock or through the delivery of irrevocable instruments to a broker to sell the shares obtained upon the exercise of the option and to deliver to the Company an amount equal to the exercise price.

The Compensation Committee may grant stock appreciation rights independent of or in conjunction with an option. The exercise price of a stock appreciation right will be an amount determined by the Compensation Committee, but in no event will that amount be less than the fair market value of the Common Stock on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, the exercise price of the related option; however, upon the occurrence of certain events (described in "Adjustments Upon Certain Events" below), the Compensation Committee may adjust or substitute a stock appreciation right in order to preserve the economic value of the award. Each stock appreciation right granted independent of an option will entitle an employee upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of Common Stock over (B) the exercise price, multiplied by (ii) the number of shares of Common Stock covered by the stock appreciation right and as to which the stock appreciation right is exercised. Each stock appreciation right granted in conjunction with an option will entitle an employee to surrender the option and to receive an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of Common Stock over (B) the option price per share of Common Stock, multiplied by (ii) the number of shares of Common Stock covered by the option that is surrendered. Payment will be made in Common Stock or in cash or partly in Common Stock and partly in cash, as determined by the Compensation Committee at the time of grant. In no event may a stock appreciation right be exercised more than ten years after the date it is granted.

The Compensation Committee may, in its discretion, grant limited stock appreciation rights that are exercisable upon the occurrence of specified contingent events, including, without limitation, a change of control of the Company.

Other Stock-Based Awards. The Compensation Committee, in its sole discretion, may grant restricted stock, stock awards, restricted stock units, unrestricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, the Common Stock. These other stock-based awards will be in such form, and dependent on such conditions, as the Compensation Committee determines, including, without limitation, the right to receive, or vest with respect to, one or more shares of Common Stock (or the equivalent cash value of those shares of Common Stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. However, the Compensation Committee may grant awards of unrestricted shares only if the Compensation Committee has determined that those awards are made in lieu of salary or a cash bonus. The restricted period specified in respect of any award of restricted stock will not be less than three years, except that the Compensation Committee may (i) provide for a restricted period to terminate at any time after one year upon the attainment of established performance-based objectives, and (ii) grant up to 500,000 shares of restricted stock without regard to this limitation.

Certain stock-based awards granted under the 2003 Plan may be granted in a manner that should be deductible by the Company under the Code. Such awards ("Performance-Based Awards") will be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) return on shareholders' equity; (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. In addition, to the degree consistent with the Code, the performance criteria may be calculated without regard to extraordinary, unusual and/or non-recurring items. With respect to Performance-Based Awards, (i) the Compensation Committee will establish the objective performance goals applicable to a given period of service no later than 90 days after the commencement of that period of service (but in no event after 25% of that period of service has elapsed) and (ii) no awards will be granted to any participant for a given period of service until the Compensation Committee certifies that the objective performance goals (and any other material terms) applicable to that period have been satisfied.

Adjustments Upon Certain Events. In the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction that results in a change to the Company's equity capitalization, the Compensation Committee, in its sole discretion, may adjust (i) the number or kind of shares of Common Stock or other securities that may be issued or reserved for issuance pursuant to the 2003 Plan or pursuant to any outstanding awards, (ii) the annual and other limits on grants of awards and/or (iii) any other affected terms of the 2003 Plan or awards under the 2003 Plan. If a change of control of the Company occurs, unless otherwise specified by the Compensation Committee with respect to any award on or prior to the date of grant, (i) any outstanding awards that are unexercisable or unvested will automatically be deemed exercisable or vested and all restrictions on restricted stock will expire and (ii) the Compensation Committee may (A) cancel such awards for fair value (as determined in the sole discretion of the Compensation Committee) or (B) provide for the issuance of substitute awards that will substantially preserve the terms of any awards previously granted under the 2003 Plan. A change of control is defined in the Plan substantially in the same manner as in the agreements with the Company's executive officers (described under "Executive Officer and Director Compensation — Certain Compensation Arrangements — Change of Control and Other Arrangements" above), except that the 2003 Plan additionally provides that a change of control will not be deemed to have occurred upon a transaction in which the Company's shareholders prior to the transaction retain majority ownership of the resulting entity or its parent following the transaction.

Transferability. A participant in the 2003 Plan may not transfer or assign for consideration any awards received under the 2003 Plan. A participant may transfer an award by will or by the laws of descent and distribution. During a participant's lifetime, only the participant or his or her guardian or legal representative may exercise the participant's award under the 2003 Plan. The Compensation Committee may provide that a participant may transfer awards to family members or trusts that are owned by or for the benefit of family members as long as it is not transferred for consideration.

Amendment and Termination. The Board of Directors may amend or terminate the 2003 Plan at any time, provided that it may not, without shareholder approval, (i) increase the number of shares that may be acquired under the 2003 Plan, (ii) extend the term during which options may be granted under the 2003 Plan, (iii) permit the exercise price per share of an option or stock appreciation right to be less than the fair market value of the Common Stock on the date on which an option or stock appreciation right is granted, except as specifically provided upon the occurrence of certain events as described above, (iv) terminate restrictions on awards except in connection with a participant's death, disability or termination of employment or in connection with a change of control or (v) provide for awards not permitted under the terms of the 2003 Plan. No amendment or termination of the 2003 Plan may diminish any rights of a participant pursuant to a previously granted award without his or her consent, subject to the Compensation Committee's authority to adjust awards upon certain events (described in "Adjustments Upon Certain Events" above). No awards may be made under the 2003 Plan after April 16, 2013.

Tax Status of 2003 Plan Awards

Introduction. The following discussion of the federal income tax status of awards under the 2003 Plan, as proposed to be amended and restated, is based on present federal tax laws and regulations and does not purport to be a complete description of the federal income tax laws. Employees may also be subject to certain state and local taxes that are not described below.

Incentive Stock Options. If the option is an incentive stock option, no income will be realized by the employee upon award or exercise of the option, and no deduction will be available to the Company at that time. If the Common Stock purchased upon the exercise of an incentive stock option is held by an employee for at least two years from the date of the award of that option and for at least one year after exercise, any resulting gain will be taxed at long-term capital gains rates. If the Common Stock purchased pursuant to the option is disposed of before the expiration of that period, any gain on the disposition, up to the difference between the fair market value of the Common Stock at the time of exercise and the option price, will be taxed at ordinary rates as compensation paid to the employee, and the Company will be entitled to a deduction for an equivalent amount. Any amount realized by the employee in excess of the fair market value of the stock at the time of exercise will be taxed at capital gains rates.

Nonqualified Options. If the option is a nonqualified option, no income will be realized by the employee at the time of award of the option, and no deduction will be available to the Company at that time. At the time of exercise (other than by delivery of Common Stock to the Company), ordinary income will be realized by the employee in an amount equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise, and the Company will receive a tax deduction for the same amount. If an option is exercised by delivering Common Stock to the Company, a number of shares received by the optionee equal to the number of shares so delivered will be received free of tax and will have a tax basis and holding period equal to the shares so delivered. The fair market value of additional shares received by the optionee will be taxable to the optionee as ordinary income, and the optionee's tax basis in those shares will be their fair market value on the date of exercise. Upon disposition, any appreciation or depreciation of the Common Stock after the date of exercise may be treated as capital gain or loss.

Stock Appreciation Rights. No income will be realized by the employee at the time a stock appreciation right is awarded, and no deduction will be available to the Company at that time. When the right (including a limited stock appreciation right) is exercised, ordinary income will be realized in the amount of the cash or Common Stock received by the employee, and the Company will be entitled to a deduction of equivalent value.

Restricted Stock, Stock Awards and Unrestricted Stock. The Company will receive a deduction and the employee will recognize taxable income equal to the fair market value of the restricted stock at the time the restrictions on the shares awarded lapse, unless the employee elects to pay such tax as may be then due not later than 30 days after the date of the transfer by the Company to the employee of a restricted stock award as permitted under Section 83(b) of the Code, in which case both the Company's deduction and the employee's inclusion in income occur on the award date. The value of any part of a stock award distributed to employees will be taxable as ordinary income to those employees in the year in which the stock is received, and the Company will be entitled to a corresponding tax deduction. The value of shares of Common Stock of the Company awarded to employees as unrestricted stock (minus the employee's purchase price, if any) will be taxable as ordinary income to those employees in the year received, and the Company will be entitled to a corresponding tax deduction.

Section 162(m). Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. One requirement is shareholder approval of, and shareholder reapproval at least once every five years of, (i) the performance criteria upon which performance-based awards may be based, (ii) the annual per-participant limits on grants of performance-based awards and stock options and stock appreciation rights and (iii) the class of employees eligible to receive awards. In the case of performance-based awards, other requirements are that objective performance goals and the amounts payable upon achievement of the goals be established by a committee comprised solely of at least two outside directors and that no discretion be retained to increase the amount payable under the awards. In the case of options and stock appreciation rights, other requirements are that the option or stock appreciation right be granted by a committee of at least two outside directors and that the exercise price of the option or stock appreciation right be not less than fair market value of the Common Stock on the date of grant. The company believes that compensation received on vesting of performance-based awards and exercise of options and stock appreciation rights granted under the 2003 Plan in compliance with all of the above requirements and others set forth in Section 162(m) of the Code will be exempt from the $1,000,000 deduction limit.

Adoption of Proposal No. 2

The Company believes that its best interests will be served by the approval of Proposal No. 2. The amendment and restatement of the 2003 Plan will enable the Company to be in a position to continue to grant long-term incentive awards to officers and other employees, including those who through promotions and development of the Company's business will be entrusted with new and more important responsibilities. The Board of Directors approved the amendment and restatement of the 2003 Plan at its meeting held on February 8, 2006.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2.

**PROPOSAL NO. 3 — APPROVAL OF THE C. R. BARD, INC.
2005 DIRECTORS' STOCK AWARD PLAN, AS AMENDED AND RESTATED**

Introduction

Our shareholders are being asked to consider and vote on this proposal to increase the number of shares of Common Stock authorized to be issued under the Company's 2005 Directors' Stock Award Plan (the "Stock Award Plan"). The Board of Directors has approved, subject to shareholder approval, an amendment and restatement of the Stock Award Plan to increase by 100,000 shares the number of shares of Common Stock authorized to be issued under the Stock Award Plan.

The Stock Award Plan was originally approved by the shareholders at the 1989 Annual Meeting of Shareholders. In June 2005, the Company amended and restated the Stock Award Plan to make several non-material and administrative changes, including amendments to: (1) change the name of the Stock Award Plan to the C. R. Bard, Inc. 2005 Directors' Stock Award Plan; (2) adjust the number of shares of Common Stock available under the Stock Award Plan, as well as the number of shares subject to the formula grants, to reflect the automatic adjustment for the 2-for-1 stock split that occurred in 2004; (3) specifically prohibit any action by the Governance Committee to reduce the exercise price of options; (4) provide for the transfer of awards under the Stock Award Plan to family members or trusts or entities held by or for the benefit of family members; (5) provide for the cashless exercise of options; and (6) make other clarifying changes.

Under the Stock Award Plan, the maximum number of authorized shares of Common Stock that may be issued is 250,000 shares. As of December 31, 2005, only 38,366 shares of Common Stock remained available under the Stock Award Plan. As a result of the limited number of shares of Common Stock remaining available under the Stock Award Plan, the Company is requesting that shareholders authorize 100,000 additional shares of Common Stock under the Stock Award Plan to cover anticipated future awards.

The Company believes that the Stock Award Plan has helped it to attract and retain highly qualified individuals to serve as directors of the Company and to align the non-employee directors' compensation more closely to the Company's performance and the shareholders' interests. The Company believes that the approval by the shareholders of the proposed amendment and restatement of the Stock Award Plan to increase the number of shares of Common Stock available under the Stock Award Plan will help it to continue to do so. The summary description of the Stock Award Plan (as proposed to be amended and restated) set forth below does not purport to be complete and is qualified in its entirety by reference to the provisions of the Stock Award Plan itself. The complete text of the Stock Award Plan (as proposed to be amended and restated) is attached as Exhibit B to this Proxy Statement.

Description of the Stock Award Plan

Administration. Except as otherwise described in the Stock Award Plan, the Governance Committee of the Board of Directors administers the Stock Award Plan.

Eligibility. The Governance Committee selects the participants in the Stock Award Plan from non-employee directors of the Company. Participants may be selected and awards may be made at any time under the Stock Award Plan.

Determination and Maximum Number of Awards. Stock awards, stock options or stock appreciation rights may be awarded under the Stock Award Plan. If the shareholders approve the proposed amendment and restatement, the total number of shares of Common Stock subject to the Stock Award Plan will be limited so that the aggregate number of shares which may be awarded under the Stock Award Plan will not exceed 350,000 shares of Common Stock. Shares of Common Stock returned as a result of the forfeiture of stock awarded or the expiration or termination of options granted will again be made available for grants under the Stock Award Plan. The Governance Committee has exclusive power to determine the amount of and method for determining awards. As of December 31, 2005, the current non-employee directors of the Company, as a group, have been granted a total of 103,200 options under the Stock Award Plan, and Messrs. Breslawsky, Henkel and Thompson, the three non-employee directors nominated for election as Class I directors, have been granted a total of 20,400, 12,000 and 1,200 options, respectively, under the Stock Award Plan.

Formula-based Stock Awards and Stock Options. When a non-employee director is elected, he or she is granted the right to receive, on the first business day of October following election, 400 shares of Common Stock for each year or partial year remaining in his or her current term as a director (other than a partial year resulting from the election after the October 1 immediately preceding the annual meeting at which the term of office of that director will expire). Unless otherwise determined by the Governance Committee, 400 shares of the Common Stock granted to the participant will vest on the grant date and 400 of the remaining shares included in the stock award will vest on each October 1 following the grant date. However, if a participant ceases to be a director for any reason before his or her stock award is fully vested, he or she will forfeit all unvested shares. No shares of Common Stock granted to a participant as a formula-based stock award may be sold, pledged, assigned, transferred or otherwise encumbered or disposed of until the expiration of two years from the date the shares vest, and the certificates representing the stock award will bear a legend that indicates the restriction. The transfer restriction will cease to apply, however, upon the death or permanent disability of the participant. During the transfer restriction period, the participant will have the right to vote shares of Common Stock subject to the stock award and to receive any dividends or other distributions paid on those shares of Common Stock.

In July of each year, on the same date that option grants are made to officers of the Company, each non-employee director of the Company on the grant date will be granted an option to purchase 1,200 shares of Common Stock of the Company. These formula-based options will have a term of up to ten years and will become exercisable with respect to 400 shares of Common Stock subject to the option on each of the first three anniversaries of the grant date unless otherwise provided by the Governance Committee. The exercise price per share of Common Stock with respect to each formula-based option will be at least 100% of the fair market value of a share of Common Stock on the day the formula-based option is granted. A formula-based option may be exercised (i) by paying the exercise price in cash (or check), (ii) to the extent permitted by law and the Governance Committee, by tendering Common Stock the participant has held for at least six months or (iii) by a cashless exercise through a broker. No participant has any rights to dividends or any other rights of a shareholder with respect to shares subject to an option unless the participant has exercised the option, paid the purchase price and received the shares.

If a participant retires from the Board of Directors, a formula-based option held by the participant will remain exercisable after retirement for the remaining term of the option to the extent the formula-based option was otherwise exercisable at the time of retirement. If the option was granted on or before April 18, 2001, however, it will remain exercisable only for a period of three years from the last day of the month in which the participant retired. If a participant ceases to be a director because of death, a formula-based option held by the participant will remain exercisable for one year after his or her death and, if not already fully exercisable, will become exercisable with respect to all shares subject to the option. If a participant ceases to be a director for any other reason than death or retirement, a formula-based option held by the participant will remain exercisable for 60 days after the date he or she ceases to be a director, to the extent the formula-based option was otherwise exercisable at the time of termination. Except as provided above, any options held by the participant that are not exercisable on the date the participant ceases to be a director will terminate on that date. In no event will a formula-based option be exercisable after the option period ends.

Nonformula-based Stock Awards, Stock Options and Stock Appreciation Rights. The Governance Committee may grant stock awards in addition to the formula-based stock awards described above. The Governance Committee, in its sole discretion, may determine the conditions and restrictions applicable to the stock award. Unless otherwise provided by the Governance Committee, any discretionary stock awards will not vest earlier than the third anniversary of the grant date. Restrictions will lapse over a period of time or according to other criteria established by the Governance Committee. A stock award that is not subject to vesting may only be made in lieu of a cash retainer payment to a director. If a participant ceases to be a director for any reason other than death or retirement, the participant will forfeit any unvested shares. If the participant ceases to be a director due to death or retirement, all shares subject to the stock award will immediately vest and will be free of all restrictions.

The Governance Committee may award to non-employee directors nonqualified stock options with or without stock appreciation rights. Nonformula-based options may be awarded with a term of up to ten years. Unless otherwise provided by the Governance Committee, nonformula-based options will become exercisable as to 25% of the shares subject to the option on each of the four successive anniversaries of the grant date. If a participant ceases to be a director due to death, all shares subject to the option will become immediately exercisable. The exercise price per share of Common Stock with respect to each nonformula-based option will be at least 100% of the fair market value of a share of Common Stock on the grant date. A nonformula-based option may be exercised by paying the exercise price in the same manner as allowed for formula-based options as described above. Nonformula-based options will be exercisable following termination of service as a director in the same manner as formula-based options as described above.

The Governance Committee may grant stock appreciation rights in connection with an option or any portion of an option. Stock appreciation rights entitle a participant to receive Common Stock or cash as determined by the Governance Committee in an amount equal to the excess of the fair market value of a share of Common Stock on the date the right is exercised over the price at which the participant could exercise an option to purchase that share. Stock appreciation rights will be exercisable on the same terms as the options with which they are paired, unless the Governance Committee imposes additional limitations.

The Governance Committee will not have the authority to reduce the exercise price of any outstanding option or stock appreciation right, including by amending or canceling and substituting the option or stock appreciation right, without the approval of the shareholders, subject to the Governance Committee's authority to adjust or substitute an award upon the occurrence of certain events such as a stock split in order to preserve the economic value of the award.

Unless otherwise provided by the Governance Committee, stock awards, options or stock appreciation rights may not be assigned, alienated, attached, sold, transferred, pledged or otherwise disposed of prior to the expiration of the transfer restrictions other than by will or the laws of descent and distribution. Any attempt to transfer will be null, void and of no effect. However, the Governance Committee may provide that the participant may transfer awards to family members or to trusts (or other entities) that are owned by or for the benefit of family members. The participant may not receive consideration for the transfer and the award will continue to be subject to the same terms and conditions as immediately before the transfer.

Amendment and Termination. The Board of Directors may amend, suspend or terminate the Stock Award Plan at any time; provided, however, that no amendment will be made without shareholder approval which would: (i) increase the number of shares that may be acquired under the Stock Award Plan; (ii) extend the term during which options may be granted under the Stock Award Plan; (iii) permit the exercise price of an option or a stock appreciation right to be less than 100% of the fair market value of a share of the Common Stock on the date an option or a stock appreciation right is granted, except upon the occurrence of certain events in order to preserve the economic value of the award; (iv) terminate restrictions applicable to the awards, except as allowed under the Stock Award Plan due to death, disability, termination of employment or a change in control; or (v) provide for awards not permitted under the Stock Award Plan.

Miscellaneous. A participant may not dispose of shares of Common Stock awarded under the Stock Award Plan, including shares of Common Stock awarded upon the exercise of an option, in transactions which, in the opinion of counsel to the Company, would violate applicable securities laws, rules or regulations or any other applicable federal or state law, rule or regulation.

Tax Status of Plan Awards

Introduction. The following discussion of the federal income tax status of awards under the Stock Award Plan is based on present federal tax laws and regulations and is not a complete description of the federal income tax laws. Participants may also be subject to certain state and local taxes which are not described below.

Options. Options granted under the Stock Award Plan result in no immediate tax consequences to the Company or the participant. When a participant exercises an option (other than by delivery of Common Stock to the Company), the participant will be treated as receiving compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the option price. The tax basis of the shares received by the participant will be their fair market value on the date of exercise. If an option is exercised by delivering Common Stock to the Company, a number of shares received by the participant equal to the number of shares tendered by the participant are considered to be exchanged and no gain or loss is recognized. The participant will have a tax basis and holding period equal to the shares tendered. The fair market value of additional shares received by the participant, less any nonstock consideration tendered, will be taxable to the participant as ordinary income, and the participant's tax basis in such shares will be their fair market value on the date of exercise increased by any nonstock consideration tendered. Upon the later disposition of any shares received from the Company, any difference between the tax basis of the shares and the amount realized on the disposition is treated as long-term, mid-term or short-term capital gain or loss, depending on the holding period of the shares. The amount treated as compensation taxable as ordinary income may be claimed as a deduction by the Company at the same time that the participant is treated as realizing compensation.

Stock Awards. The value of the Common Stock the Company awards to a participant will be taxable as ordinary income to the participant in the year the shares subject to the award vest. The income recognized will be equal to the fair market value of the shares at the time the shares vest. The Company will be entitled to a corresponding tax deduction at the same time the participant is treated as realizing compensation. The participant may elect to pay the tax that may be due at the time of the award within 30 days after the grant, even if the shares are subject to forfeiture, as permitted under Section 83(b) of the Code, in which case both the Company's deduction and the participant's inclusion in income occur on the award date.

Stock Appreciation Rights. The participant will realize no income at the time a stock appreciation right is awarded, and no deduction will be available to the Company. When the right is exercised, ordinary income will be realized in the amount of the cash or Common Stock received by the participant, and the Company will be entitled to a deduction of the same amount.

Other Information

As of December 31, 2005, all eight non-employee directors were eligible for participation in the Stock Award Plan. Because the nonformula-based benefits conveyed under the Stock Award Plan are at the discretion of the Governance Committee, it is not possible to predict what nonformula-based benefits participants will receive under the Stock Award Plan. For a discussion of the awards granted to participants in the last fiscal year under the Stock Award Plan, see "Executive Officer and Director Compensation — Compensation of Outside Directors." In 2006, pursuant to the formula-based benefits under the Stock Award Plan, the non-employee directors as a group are expected to receive stock awards for an aggregate of 3,600 shares of Common Stock and options to purchase 9,600 shares of Common Stock. See "— Description of the Stock Award Plan — Formula-based Stock Awards and Stock Options" above. On March 13, 2006, the mean between the high and low sale prices of the Common Stock, as reported on the NYSE, was $69.32.

Adoption of Proposal No. 3

The Company believes that its best interests will be served by the approval of Proposal No. 3. The amendment and restatement of the Stock Award Plan will enable the Company to continue to attract and retain highly qualified individuals to serve as directors of the Company and to align the non-employee directors' compensation more closely to the Company's performance and the shareholders' interests. The Board of Directors approved the amendment and restatement of the Stock Award Plan at its meeting held on February 8, 2006.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 3

**PROPOSAL NO. 4 — APPROVAL OF THE 1998 EMPLOYEE
STOCK PURCHASE PLAN OF C. R. BARD, INC., AS AMENDED AND RESTATED**


Introduction

Our shareholders are being asked to consider and vote on this proposal to increase the number of shares of Common Stock authorized to be issued under the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated (the "ESPP"). The Board of Directors has approved, subject to shareholder approval, an amendment and restatement of the ESPP to increase by 250,000 shares the number of shares of Common Stock authorized to be issued under the ESPP.

Under the ESPP, which was originally approved by the shareholders at the 1998 Annual Meeting of Shareholders, the maximum number of authorized shares of Common Stock that may be issued is 1,000,000 shares. As of December 31, 2005, only 136,474 shares of Common Stock remained available under the ESPP. As a result of the limited number of shares of Common Stock remaining available under the ESPP, the Company is requesting that shareholders authorize 250,000 additional shares of Common Stock under the ESPP to cover anticipated future grants.

The ESPP provides eligible employees of the Company and its subsidiaries with an opportunity to acquire an ownership interest in the Company through the purchase of Common Stock and, therefore, to develop a stronger incentive to work for the long-term success of the Company. The ESPP is intended to be an "employee stock purchase plan" within the meaning of Section 423(b) of the Code. The summary description of the ESPP (as proposed to be amended and restated) set forth below does not purport to be complete and is qualified in its entirety by reference to the provisions of the ESPP itself. The complete text of the ESPP (as proposed to be amended and restated) is attached as Exhibit C to this Proxy Statement.

Description of the ESPP

Administration. The Retirement Committee under the Employees' Retirement Plan of C. R. Bard, Inc. (the "Committee") administers the ESPP. The Committee may make rules and regulations for the administration of the ESPP, and the Committee's interpretations and decisions with regard to the ESPP and the rules and regulations are final and conclusive. The Company intends that the ESPP will at all times meet the requirements of Section 423 of the Code, if applicable, and the Committee will, to the extent possible, interpret the provisions of the ESPP to meet those requirements.

Eligibility. Except for employees who customarily work less than five months per calendar year or for less than 20 hours per week, each employee of the Company, any domestic subsidiary and any foreign subsidiary to which the Committee extends the ESPP may participate in the ESPP. As of December 31, 2005, ten executive officers and approximately 4,850 other officers and employees were eligible to participate in the ESPP.

Stock Subject to the Plan. The aggregate number of shares which currently may be sold under the ESPP is 1,000,000, which reflects the 2-for-1 stock split that occurred in 2004, and is subject to adjustment in certain circumstances. If the shareholders approve the proposed amendment, the total number of shares which may be sold under the ESPP will be 1,250,000. The Company may make open-market purchases to provide shares of Common Stock for purchase under the ESPP, may sell treasury shares or issue authorized but unissued shares.

Participation in the Plan. Eligible employees may participate in the ESPP by completing and filing with the Company or its designated recordkeeper an election form which authorizes payroll deductions from the employee's compensation. This deduction will start on the first January 1 or July 1 (each, a "grant date") after the filing of the form by the employee, and will continue until the employee terminates participation or the ESPP is terminated. Eligible employees may participate only through payroll deductions. An employee will not be permitted to participate in the ESPP on any grant date, however, if he or she owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary. It is not possible to determine which employees, if any, will participate in the ESPP in the future and the extent of such participation.

Payroll Deductions. Payroll deductions will be made from the compensation paid to each participant for each payroll period in the whole percentage, from 1% to 10%, that the participant has authorized in his or her election form.

Termination of Participation in the Plan. A participant may, at any time and for any reason, voluntarily terminate participation in the ESPP by delivering a written notice of withdrawal to the appropriate payroll office. The participant's payroll deductions under the plan will stop as soon as practicable following delivery of the notice. Participation in the ESPP will be terminated automatically when a participant terminates employment with the Company or its subsidiaries for any reason or if the participant becomes ineligible to participate.

If the former participant remains employed by the Company or any of its subsidiaries after termination of participation in the ESPP, any prior payroll deductions credited to the participant's plan account will be used to purchase shares of Common Stock on the next purchase date. If the former participant is no longer employed by the Company or any of its subsidiaries after termination of participation in the plan, any prior payroll deductions credited to the participant's plan account will be paid to the participant in cash as soon as practicable following termination of employment. An eligible employee who terminates participation in the ESPP may rejoin the ESPP by filing a new election form.

Purchase of Shares. On each grant date, each participant is deemed to have been granted an option. On each June 30 and December 31 (or the following business day if that date is not a business day) (each, a "purchase date"), each participant is deemed to have purchased automatically the number of whole shares of Common Stock determined by dividing the balance in the participant's plan account by the purchase price on the purchase date. The purchase price will be 85% of the lesser of the fair market value of the Common Stock on the grant date or the purchase date. The fair market value of the Common Stock on the applicable date is the mean of the high and low sale prices of the Common Stock as reported on the NYSE. On March 13, 2006, the mean of the high and low sale prices of the Common Stock, as reported on the NYSE, was $69.32. Any amount remaining in the participant's plan account will be carried forward to the next purchase date unless the plan account is closed. A participant may elect to delay the purchase of shares from the initial purchase date following a grant date (the "initial purchase date") until the next scheduled purchase date (the "delayed purchase date") by delivering a written election to the Company at least ten days before the initial purchase date. However, any participant employed by a subsidiary of the Company organized in Germany, Italy or the United Kingdom (or any other country the Committee designates) will be deemed to have elected to delay the purchase of shares from the initial purchase date until the delayed purchase date unless the participant delivers a written election to the contrary at least ten days before the initial purchase date. As required under Code Section 423, in no event will the purchase date be later than 27 months after the grant date. As soon as practicable after each purchase date, a statement is delivered to each participant which includes (i) the number of shares of Common Stock purchased on the purchase date on behalf of the participant; (ii) the purchase price per share; (iii) the total amount of cash transferred to the participant's account by payroll deduction; and (iv) the amount of cash in the participant's account that will be carried forward. If the participant requests, a stock certificate for whole shares of Common

Stock in a participant's plan account will be issued at any time after the shares have been held in the participant's plan account for a period of six months. However, if the participant terminates employment with the Company or its subsidiaries, a stock certificate for whole shares of Common Stock in the participant's plan account will be issued as soon as administratively feasible if necessary to close the account. A cash payment will be made for any fractional share in the participant's account.

Rights as a Shareholder. As of the purchase date, a participant is treated as record owner of the participant's shares purchased under the ESPP. Each participant must advise the Company promptly if the participant disposes of any shares of Common Stock purchased under the ESPP within two years of the grant date immediately preceding the participant's purchase of the shares.

Transferability. A participant may not transfer his or her rights under the ESPP, other than by will or the laws of descent and distribution. A participant's rights and payroll deductions under the ESPP are not subject to execution, attachment, levy, garnishment or any similar process. While a participant is alive, his or her rights under the ESPP may only be exercised by the participant or his or her guardian or legal representative.

Application of Funds. The Company will hold all funds of participants received or held by the Company under the ESPP before purchase of the shares of Common Stock without liability for interest or any other increases.

Adjustments in Case of Changes Affecting Shares. If the outstanding shares of Common Stock are subdivided or consolidated or a stock dividend is paid, the number of shares approved for the ESPP will be increased or decreased proportionately, and other adjustments will be made as may be deemed equitable by the Committee. In the event of any other change affecting the Common Stock, an adjustment will be made as is deemed equitable by the Committee to give proper effect to the event.

Amendment and Termination. The Compensation Committee of the Board of Directors may amend or modify the ESPP at any time; provided, however, that the Compensation Committee will not amend the ESPP so that it fails to meet the applicable requirements of Section 423 of the Code.

The ESPP will terminate upon the earlier of (i) the termination of the ESPP by the Board of Directors or (ii) the date no more shares remain available to be purchased under the ESPP. The Board of Directors may terminate the ESPP as of any date, and the date of termination will be deemed a purchase date. If on that purchase date, participants in the aggregate have options to purchase more shares of Common Stock than are available for purchase under the ESPP, each participant will be eligible to purchase a reduced number of shares of Common Stock on a pro rata basis, and any excess payroll deductions will be returned to participants, all as provided by rules and regulations adopted by the Committee.

Governmental Regulations. The Company's obligation to sell and deliver Common Stock under the ESPP is subject to the approval of any governmental authority that is required in connection with the authorization, issuance or sale of the stock.

Withholding. The Company reserves the right to withhold from stock or cash distributed to a participant any amounts which the Company is required by law to withhold.

Sale of Company. If the sale of all or substantially all of the assets of the Company or a merger of the Company with or into another corporation is proposed, the Company will require that each outstanding option be assumed or an equivalent right to purchase stock of the successor or purchaser corporation be substituted by the successor or purchaser corporation, unless the ESPP is terminated.

Federal Income Tax Consequences

The following discussion of the federal income tax consequences relating to the ESPP is based on present federal tax laws and regulations and is not a complete description of the federal income tax laws. Participants may also be subject to certain state and local taxes which are not described below.

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The amounts withheld from a participant's compensation under the ESPP will be taxable income to the participant and must be included in the participant's gross income for federal income tax purposes in the year in which those amounts otherwise would have been received. Payments to the ESPP do not result in any tax deductions for a participant's personal income tax return. Under the Code, the participant generally recognizes no taxable income either as of the grant date or as of the purchase date.

Depending upon the length of time the acquired shares are held by the participant, the federal income tax consequences will vary upon disposition of the shares. If the shares are held for a period of two years or more from the grant date and for at least one year from the purchase date (the "Required Period"), and are sold at a price in excess of the purchase price paid by the participant for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date exceeded the purchase price or (ii) the amount by which the fair market value of the shares at the time of their sale exceeded the purchase price. Any portion of the gain not taxed as ordinary income will be treated as long-term capital gain. If the shares are held for the Required Period and are sold at a price less than the purchase price paid by the participant for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Company will not be entitled to any deduction for federal income tax purposes for shares held for the Required Period that are subsequently sold by the participant, whether at a gain or loss.

If a participant disposes of shares within the Required Period (a "Disqualifying Disposition"), the participant will recognize ordinary income in an amount equal to the difference between the purchase price paid by the participant for the shares and the fair market value of the shares on the purchase date, and the Company will be entitled to a corresponding deduction for federal income tax purposes. Any profit realized in excess of the amount included in ordinary income will be taxed as a capital gain, and any loss realized after increasing the basis of the stock by the ordinary income recognized will be a capital loss. The capital gain or loss will be treated as long-term capital gain or loss if the participant has held the shares for at least one year before the sale or transfer. There may or may not be any difference in ordinary income and capital gain tax rates. The Company will not receive a deduction for federal income tax purposes with respect to any capital gain recognized by a participant who makes a Disqualifying Disposition.

Adoption of Proposal No. 4

The Company believes that its best interests will be served by the approval of Proposal No. 4. The amendment and restatement of the ESPP will enable the Company to be in a position to continue to provide to eligible employees of the Company and its subsidiaries an opportunity to acquire an ownership interest in the Company through the purchase of Common Stock and, therefore, to develop a stronger incentive to work for the long-term success of the Company. The Compensation Committee approved the amendment and restatement of the ESPP at its meeting held on February 8, 2006.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 4.

Audit Committee Report

To the Board of Directors of C. R. Bard, Inc.:

We have reviewed and discussed with management the Company's consolidated audited financial statements as of and for the year ended December 31, 2005.

We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication With Audit Committees*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the communications from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with the auditors the auditors' independence. We have considered whether the provision of non-audit services performed by the Company's independent auditors is compatible with maintaining auditor independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the consolidated audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

THE AUDIT COMMITTEE
T. Kevin Dunnigan, Chairman
Marc C. Breslawsky
Theodore E. Martin

PROPOSAL NO. 5 — RATIFICATION OF THE APPOINTMENT OF
KPMG LLP AS INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected KPMG LLP to audit the accounts of the Company for the fiscal year ending December 31, 2006. Because KPMG LLP's report will be addressed to the shareholders as well as the Board of Directors, the holders of Common Stock are asked to ratify this selection. The Company has been advised that representatives of KPMG LLP will be present at the Annual Meeting with the opportunity to make a statement if the representatives desire to do so. It is expected that the representatives will be available to respond to appropriate questions.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND
A VOTE "FOR" PROPOSAL NO. 5.

Fiscal 2005 and 2004 Audit Firm Fee Summary

The following table presents the aggregate fees billed for professional services rendered by the Company's independent auditors in the "audit fees" category and fees billed in the fiscal years for the "audit-related fees," "tax fees" and "all other fees" categories, in each case as such terms are defined by the SEC, for the fiscal years ended December 31, 2005 and December 31, 2004.

Type of Fees	2005	2004
Audit Fees	$3,030,000	$3,815,500
Audit-Related Fees[1]	$ 170,062	$ 149,440
Tax Fees[2]	$1,019,000	$ 881,000
All Other Fees	—	—
Total	$4,219,062	$4,845,940

(1) Audit-related professional services consisted of audits of benefit plans, audits of certain subsidiaries, consultations and planning related to compliance with Section 404 of the Sarbanes-Oxley Act.

(2) The aggregate fees billed by KPMG LLP for tax services rendered to the Company during the fiscal years ended December 31, 2005 and December 31, 2004 were $1,019,000 and $881,000, respectively. The fees billed by KPMG LLP related to tax compliance, tax advice and tax planning for 2005 were $294,000, $625,000 and $100,000, respectively. The fees billed by KPMG LLP related to tax compliance, tax advice and tax planning for 2004 were $251,000, $520,000 and $110,000, respectively.

Audit Committee Pre-Approval Policies and Procedures

It is the Audit Committee's policy and procedure to review, consider and ultimately pre-approve all audit and non-audit services to be performed by the Company's independent auditors. All of the services for the fiscal year ended December 31, 2005, described under "Audit Fees," "Audit-Related Fees" and "Tax Fees" were pre-approved by the Audit Committee. The Audit Committee has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other non-audit services that may be provided to the Company by the independent auditors. The policy (i) identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the independent auditor's independence is not impaired; (ii) describes in detail the audit, audit-related, tax and other services that may be provided, including the range of fees for such services, and the non-audit services that may not be performed; and (iii) sets forth procedures for the pre-approval of all permitted services. Any service not specifically included in the policy must be separately pre-approved by the Audit Committee, including the fee level for that service.

Any excess in fees for a service over the previously approved level, whether included in the policy or specifically approved by the Audit Committee, requires specific pre-approval by the Audit Committee. The term of any pre-approval is 12 months unless the Audit Committee specifically provides for a different period. In accordance with the policy, the Chairman of the Audit Committee has been delegated the authority to provide any necessary specific pre-approval in the event that the full Audit Committee is not available. The Chairman must report such approval to the Audit Committee at its next meeting.

**PROPOSAL NO. 6 — SHAREHOLDER PROPOSAL RELATING TO
WORKPLACE CODE OF CONDUCT BASED ON ILO CONVENTIONS**

The Office of the Comptroller of New York City, the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "Funds"), have advised the Company that they will submit the resolution set forth below for action at the Annual Meeting. The names and addresses of the Funds and the number of shares of Common Stock held by the Funds will be furnished by the Company to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request. The Board of Directors has concluded that it cannot support this proposal for the reasons stated in the Board of Directors' statement below.

WHEREAS, Bard (CR), Inc. currently has overseas operations, and

WHEREAS, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

WHEREAS, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

WHEREAS, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

WHEREAS, many of these programs incorporate the conventions of the International Labor Organization ("ILO") on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9).

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111; UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

WHEREAS, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

THEREFORE, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

Recommendation of the Board of Directors on Proposal No. 6

Your Board of Directors unanimously recommends a vote AGAINST Proposal No. 6 for the following reasons:

Existing Commitment

As a global company we are committed to fair and ethical treatment of all of our employees and respect for human rights in the workplace worldwide. We are sensitive to the concerns addressed in Proposal No. 6 and recognize the importance, from both an ethical and business point of view, of operating our business in accordance with all applicable U.S. and international laws and with Company policies dealing with the rights of employees. We believe that we already have comprehensive policies and procedures in place to protect our commitment to our employees, and that adoption of this proposal is unnecessary.

Comprehensive Policies in Place

Under our Business Ethics Policy we set forth our Standards of Conduct and Business Ethics relating to employment practices and employee health and safety. All of our employees, officers and directors worldwide must comply with this Policy.

First and foremost, under our Business Ethics Policy we require that our employees, officers and directors follow the highest ethical standards in every area of our business and in all of our daily activities, including complying with all laws and regulations that apply to the conduct of our business worldwide. We are committed to providing a respectful, professional and dignified workplace for all of our employees, and to ensuring equal opportunity and compliance with all applicable fair employment practices and nondiscrimination laws. As part of this commitment and as stated in our Policy, we are dedicated to ensuring that we do not take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, material misrepresentation or other unfair dealing practice.

Furthermore, we comply with applicable equal employment opportunity laws in all business dealings and all employment practices, including hiring, compensation, training, advancement, discipline and termination. We value diversity in our workforce and do not discriminate on the basis of race, color, religion, sex, national origin, age, disability or status as a Vietnam-era veteran, special disabled veteran or any other status protected by applicable law. Unlawful harassment or intimidation, whether sexual or racial or otherwise, is not tolerated in our Company. We protect this commitment by prohibiting retaliation for raising good faith claims of discrimination or unlawful harassment.

We believe that the adoption of the Funds' proposal is unnecessary because our existing policies are already comprehensive and address the issues of nondiscrimination, equal employment and harassment, and specifically provide protection against retaliation. We have a long history of, and remain strongly committed to, business ethics, compliance with all applicable laws relating to human and workers' rights and maintaining high standards with respect to workplace human rights. In addition, our contributions and sponsorship of community service projects in the areas surrounding our facilities demonstrate the Company's good community relationships. We further believe that our comprehensive policies and practices fully comport with the goals expressed in the Funds' proposal and that we can continue to ensure workplace human rights by continuing to apply and enforce our existing Business Ethics Policy rather than adopting the conventions of the International Labor Organization on workplace human rights.

Monitoring Programs in Place

Our Board of Directors has a Regulatory Compliance Committee that oversees our compliance with laws, regulations and standards of conduct administered by, and commitments by us to, regulatory agencies worldwide that have jurisdiction with respect to our activities or products. This Committee also may, as it deems appropriate, recommend or approve revisions to the policies, procedures and administration of our compliance programs, which allows us to deal quickly and efficiently with changing standards and laws.

We have monitoring practices in place that we believe are effective in ensuring our compliance with all applicable U.S. and international laws, as well as our standards of conduct. The Company also maintains a 24-hour hotline which is available to employees to raise issues or concerns. Therefore, the adoption and implementation of a new code or independent monitoring of compliance as set out in the Funds' proposal would be burdensome and unnecessary and would not be in the best interests of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"AGAINST" PROPOSAL NO. 6.

Miscellaneous

The Company does not know of any business other than that described above to be presented for action to the shareholders at the Annual Meeting, but it is intended that the proxies will be exercised upon any other matters and proposals that may legally come before the meeting and any adjournments thereof in accordance with the discretion of the persons named therein.

The cost of this solicitation will be borne by the Company. It is contemplated that proxies will be solicited through the use of the mails, but officers and regular employees of the Company may solicit proxies personally or by telephone or special letter. The Company has retained the firm of Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies and expects to pay such firm a fee of approximately $8,000 plus out-of-pocket expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding proxy material to shareholders.

The Annual Report to Shareholders and Form 10-K of the Company for 2005, including certified financial statements, have been furnished to all persons who were shareholders of the Company on the record date for the Annual Meeting.

Proposals of Shareholders

A proposal of a shareholder intended to be presented at the next annual meeting of shareholders and to be included in the Company's proxy statement must be received at the Company's principal executive offices at 730 Central Avenue, Murray Hill, New Jersey 07974 on or before November 17, 2006, pursuant to the requirements of Rule 14a-8 under the Exchange Act.

The Company's By-laws set forth procedures to be followed by shareholders who wish to bring business before an annual meeting of shareholders, other than proposals to be included in a proxy statement, or nominate candidates for election to the Board of Directors at an annual meeting of shareholders. Such procedures require that the shareholder give timely written notice to the Secretary of the Company. To be timely, such notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 90 days (no later than January 19, 2007 for the 2007 Annual Meeting of Shareholders) nor more than 120 days (no earlier than December 20, 2006 for the 2007 Annual Meeting of Shareholders) prior to the first anniversary of the preceding year's annual meeting of shareholders. In the event that the date of the annual meeting of shareholders is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice must be received not later than the close of business on the 10th day following the day on which public announcement of the date of the annual meeting of shareholders is first made.

Householding

Securities and Exchange Commission rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974, Attention: Secretary, by calling the Secretary at 908-277-8000 or by accessing the Company's website at www.crbard.com.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

2003 LONG TERM INCENTIVE PLAN
OF
C. R. BARD, INC.
(AS AMENDED AND RESTATED)

Effective as of April 19, 2006, the 2003 Long Term Incentive Plan of C. R. Bard, Inc. (the "Plan") is hereby amended and restated by C. R. Bard, Inc., a New Jersey corporation (the "Corporation"), as set forth herein. The Plan was originally effective as of April 16, 2003.

SECTION 1. — Purpose of the Plan

The 2003 Long Term Incentive Plan of C. R. Bard, Inc. is designed to attract and retain the services of selected employees of the Corporation and its Subsidiaries and to motivate such employees to exert their best efforts on behalf of the Corporation and its Subsidiaries by providing incentives through the granting of Awards. The Corporation expects that it will benefit from the added interest that such employees will have in the welfare of the Corporation as a result of their proprietary interest in the Corporation's success. The Plan may be used to grant equity-based awards under various compensation programs of the Corporation, as determined in the discretion of the Compensation Committee of the Board of Directors of the Corporation and in accordance with the terms hereof. The Committee shall have the full authority to establish the terms and conditions of any Award granted under the Plan, subject to the terms and limitations contained herein.

SECTION 2. — Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *Act*: The Securities Exchange Act of 1934, as amended (or any successor statute thereto).

(b) *Award*: An Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(c) *Board*: The Board of Directors of the Corporation.

(d) *Change of Control*: A change of control of the nature that would be required to be reported in response to Item 1(a) of the Current Report on Form 8-K as in effect on April 16, 2003, pursuant to Section 13 or 15(d) of the Act (other than such a change of control involving a Permitted Holder); provided, that, without limitation, a Change of Control shall be deemed to have occurred if:

(i) any "person" (other than a Permitted Holder) shall become the "beneficial owner", as those terms are defined below, of capital stock of the Corporation, the voting power of which constitutes 20% or more of the general voting power of all of the Corporation's outstanding capital stock; or

(ii) individuals who, as of April 16, 2003, constituted the Board (the "Incumbent Board") cease for any reasons to constitute at least a majority of the Board; *provided*, that any person becoming a Director subsequent to April 16, 2003, whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least three quarters of the Directors comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of the Corporation, which is or would be subject to Rule 14a-11 of the Regulation 14A promulgated under the Act) shall be, for purposes of the Plan, considered as though such person were a member of the Incumbent Board.

For purposes of the definition of Change of Control, the following definitions shall be applicable:

(1) The term "person" shall mean any individual, group, corporation or other entity.

(2) For purposes of this definition only, any person shall be deemed to be the "beneficial owner" of any shares of capital stock of the Corporation:

(i) which that person owns directly, whether or not of record, or

(ii) which that person has the right to acquire pursuant to any agreement or understanding or upon exercise of conversion rights, warrants, or options, or otherwise, or

(iii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (ii) above), by an "affiliate" or "associate" (as defined in the rules of the Securities and Exchange Commission under the Securities Act of 1933, as amended) of that person, or

(iv) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (ii) above), by any other person with which that person or such person's "affiliate" or "associate" (defined as aforesaid) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of capital stock of the Corporation.

(3) The outstanding shares of capital stock of the Corporation shall include shares deemed owned through application of clauses (2)(ii), (iii) and (iv), above, but shall not include any other shares which may be issuable pursuant to any agreement or upon exercise of conversion rights, warrants or options, or otherwise, but which are not actually outstanding.

(e) *Code*: The Internal Revenue Code of 1986, as amended (or any successor statute thereto).

(f) *Committee*: The Compensation Committee of the Board, or such other committee as may be designated by the Board.

(g) *Corporation*: C. R. Bard, Inc., a New Jersey corporation.

(h) *Director*: A member of the Board.

(i) *Disability*: Inability of a Participant to perform in all material respects his duties and responsibilities to the Corporation, or any Subsidiary of the Corporation, by reason of a physical or mental disability or infirmity which inability is reasonably expected to be permanent and has continued (i) for a period of six consecutive months or (ii) such shorter period as the Committee may reasonably determine in good faith. The Disability determination shall be in the sole discretion of the Committee.

(j) *Effective Date*: April 19, 2006, provided that the Plan, as amended and restated, shall have been approved by the shareholders of the Corporation.

(k) *Fair Market Value*: On a given date, (i) if there should be a public market for the Shares on such date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of Shares shall have been reported on the Composite Tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(l) *ISO*: An Option that is also an incentive stock option granted pursuant to Section 6(d) of the Plan.

(m) *LSAR*: A limited stock appreciation right granted pursuant to Section 7(d) of the Plan.

(n) *Other Stock-Based Awards*: Awards granted pursuant to Section 8 of the Plan.

(o) *Option*: A stock option granted pursuant to Section 6 of the Plan.

(p) *Option Price*: The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

(q) *Participant*: An employee of the Corporation or any of its Subsidiaries who is selected by the Committee to participate in the Plan.

(r) *Permitted Holder* means, as of the date of determination: (i) an employee benefit plan (or trust forming a part thereof) maintained by the Corporation or any corporation or other person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Corporation (a "Controlled Entity"); (ii) the Corporation or any Controlled Entity; (iii) any entity, which directly or indirectly through a majority-owned Subsidiary, following a transaction described in paragraph (d) above, owns the stock or assets of the Corporation, and in which a majority of the combined voting power of the voting securities of such entity is held by the shareholders of the Corporation who were shareholders of the Corporation immediately prior to such transaction, in substantially the same proportion to each other that they were prior to the transaction; or (iv) an underwriter in a public offering, or purchaser in a private placement, of capital stock by the Corporation.

(s) *Performance-Based Awards*: Certain Other Stock-Based Awards granted pursuant to Section 8(b) of the Plan.

(t) *Plan*: The 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended from time to time.

(u) *Shares*: Shares of common stock of the Corporation.

(v) *Stock Appreciation Right*: A stock appreciation right granted pursuant to Section 7 of the Plan.

(w) *Subsidiary*: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

SECTION 3. — Shares Subject to the Plan

Subject to adjustment as provided in Section 9, (i) the total number of Shares which may be issued under the Plan is 12,500,000 and (ii) the maximum number of Shares for which Options and Stock Appreciation Rights or Other Stock-Based Awards under Section 8(b) may be granted during a calendar year to any Participant shall not exceed 900,000. The maximum number of Shares that may be granted as Awards of restricted Shares, unrestricted Shares, restricted Share units, or other Performance-Based Awards shall not exceed 2,750,000 shares in the aggregate. The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares subject to Awards which are forfeited, terminate or otherwise lapse will be added back to the aggregate number of Shares available under the Plan. Notwithstanding the foregoing, the following Shares shall not become available for issuance under the Plan: (i) Shares tendered by Participants as full or partial payment to the Corporation upon the exercise of Options granted under the Plan; (ii) Shares reserved for issuance upon the grant of Stock Appreciation Rights, to the extent the number of reserved Shares exceeds the number of Shares actually issued upon the exercise of the Stock Appreciation Rights; and (iii) Shares withheld by, or otherwise remitted to, the Corporation to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on restricted Shares or the exercise of Options or Stock Appreciation Rights granted under the Plan.

SECTION 4. — Administration

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof; it is expected that such subcommittee shall consist solely of at least two individuals who are intended to qualify as "Non-Employee Directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto); *provided, however*, that the failure of the subcommittee to be so constituted shall not impair the validity of any Award made by such subcommittee. Subject to the provisions of the Plan, the Committee shall have exclusive power to select the Participants and to determine the amount of, or method of determining, the Awards to be made to Participants. All Awards granted to Participants under the Plan shall be evidenced by an Award agreement which specifies the type of Award granted pursuant to the Plan, the number of Shares underlying the Award and all terms governing the Award, including, without limitation, terms regarding vesting, exercisability and expiration of the Award. Awards may, in the discretion of the Committee, and to the extent permitted by Section 6(a), be made under the Plan to Participants in assumption of, or in substitution for, outstanding awards previously granted by the Corporation or its affiliates or an entity acquired by the Corporation or with which the Corporation combines. The number of Shares underlying such substitute awards shall be counted against the aggregate number of Shares available for Awards under the Plan. The Shares underlying such previously outstanding awards, if such awards were Awards under this Plan, shall be added back to the aggregate number of Shares available under the Plan. The Committee is authorized to interpret the Plan, to establish, amend or rescind any rules and regulations relating to the Plan and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full power and authority, consistent with the provisions of the Plan, to establish the terms and conditions of any Award and to waive any such terms or conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an Award as a condition to such exercise, grant or vesting. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding taxes by (a) delivery in Shares or (b) having Shares withheld by the Corporation from any Shares that would have otherwise been received by the Participant.

SECTION 5. — Limitations

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

SECTION 6. — Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, non-qualified or incentive stock options for federal income tax purposes, as evidenced by the related Award agreements between the Corporation and the Option recipient, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) *Option Price*. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted. Notwithstanding any provision in this Plan to the contrary other than the last sentence of this Section 6(a), no Option may be amended to reduce the per Share Option Price of the Shares subject to such Option below the Option Price determined as of the date the Option is granted, nor may an Option be granted in exchange for, or in connection with, the cancellation or surrender of an Option or other Award having a higher Option Price or exercise price. The restrictions set forth in this Section 6 shall not apply to the assumption of, substitution for, or adjustment of outstanding Options that are assumed, substituted, or adjusted in connection with a transaction described in Section 9, provided that the aggregate Option Price times the number of shares underlying the Option immediately before the transaction equals or exceeds the aggregate Option Price times the number of Shares underlying the Option (or substituted Option) immediately following the transaction.

(b) *Exercisability*. Options granted under the Plan shall be vested and exercisable at such times and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) *Exercise of Options*. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then vested and exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Corporation and, if applicable, the date payment is received by the Corporation pursuant to clauses (i), (ii), (iii) or (iv) in the following sentence. The purchase price for the

Shares as to which an Option is exercised shall be paid to the Corporation in full at the time of exercise at the election of the Participant (i) in cash or its equivalent (e.g., by check), (ii) to the extent permitted by the Committee, in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; *provided*, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) partly in cash and, to the extent permitted by the Committee, partly in such Shares or (iv) if there is a public market for the Shares at such time, subject to rules and limitations established by the Committee, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Corporation an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares, received such Shares from the Corporation and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(d) *Incentive Stock Options*. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). Except as otherwise permitted in Section 422 of the Code (or any successor section thereto), no ISO may be granted to any Participant who, at the time of such grant, owns more than ten percent of the total combined voting power of all classes of stock of the Corporation or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant shall promptly notify the Corporation of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such failure to qualify, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; *provided*, that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Corporation or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e) *Attestation*. Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof that he or she is the beneficial owner (as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto)) of such Shares, in which case the Corporation shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

SECTION 7. — Terms and Conditions of Stock Appreciation Rights

(a) *Grants*. The Committee also may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

(b) *Terms*. The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the greater of (i) the Fair Market Value of a Share on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option and (ii) the minimum amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Notwithstanding any provision in this Plan to the contrary other than the next sentence of this Section 7(b), no Stock Appreciation Right may be amended to reduce the exercise price per Share of the Shares subject to such Stock Appreciation Right below the exercise price determined as of the date the Stock Appreciation Right is granted, nor may a Stock Appreciation Right be granted in exchange for, or in connection with, the cancellation or surrender of a Stock Appreciation Right or other Award having a higher exercise price. The restrictions set forth in this Section 7(b) shall not apply to the assumption of, substitution for, or adjustment of outstanding Stock Appreciation Rights that are assumed, substituted, or adjusted in connection with a transaction described in Section 9, provided that the aggregate exercise price times the number of shares underlying the Stock Appreciation Right immediately before the transaction equals or exceeds the aggregate exercise price times the number of Shares underlying the Stock Appreciation Right (or substituted Stock Appreciation Right) immediately following the transaction. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Stock Appreciation Right and as to which the Stock Appreciation Right is exercised. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Corporation the unexercised Option, or any portion thereof, and to receive from the Corporation in exchange therefor an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Corporation shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time in whole or in part upon actual receipt by the Corporation of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share. In no event shall a Stock Appreciation Right be exercisable more than ten years after the date it is granted.

(c) *Limitations*. Subject to Section 12, the Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

(d) *Limited Stock Appreciation Rights*. The Committee may grant LSARs that are exercisable upon the occurrence of specified contingent events (including, without limitation, a Change of Control). Such LSARs may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related Awards are not exercisable while such LSARs are exercisable. Pursuant to Section 4, the Committee is authorized to amend the terms of an LSAR held by any employee subject to Section 16 of the Exchange Act, as may be necessary so that the holding and exercise of such LSAR will be exempt under such Section 16. Unless the context otherwise requires, whenever the term "Stock Appreciation Right" is used in the Plan, such term shall include LSARs.

SECTION 8. — Other Stock-Based Awards

(a) *Generally*. The Committee, in its sole discretion, may grant or sell Awards of Shares, Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares ("Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives; *provided*, *however*, that the Committee may grant Awards of unrestricted Shares only if the Committee has determined that such Award is made in lieu of salary or cash bonus. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable); *provided*, *however*, that the restricted period specified in respect of any Award of restricted Shares shall not be less than three years, except that the Committee may (i) provide for the restricted period to terminate at any time after one year upon the attainment of performance-based objectives and (ii) the Committee may grant awards of up to 500,000 restricted Shares without regard to this limitation.

(b) *Performance-Based Awards*. Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards granted under this Section 8 may be granted in a manner which is deductible by the Corporation under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). A Participant's Performance-Based Awards shall be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25 percent of the relevant performance period, or as otherwise permitted pursuant to Section 162(m) of the Code (or any successor section thereto). The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) return on shareholders' equity; (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per Share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. The foregoing criteria may relate to the Corporation, one or more of its Subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with the Code, the performance goals may be calculated without regard to extraordinary, unusual and/or non-recurring items. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; *provided*, *however*, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Section 162(m) of the Code, elect to defer payment of a Performance Based Award. To the extent Section 162(m) of the Code (or any successor section thereto) provides terms different from the requirements of this Section 8(b), this Section 8(b) shall be deemed amended thereby.

SECTION 9. — Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary:

(a) *Generally*. In the event after the Effective Date there is any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares or other property or securities (other than regular cash dividends) or any transaction similar to the foregoing or other transaction that results in a change to the Corporation's equity capitalization, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable or appropriate, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Options and Stock Appreciation Rights and Other Stock-Based Awards under Section 8(b) may be granted during a calendar year to any Participant, (iii) the maximum number of Shares which may be granted as Awards of restricted Shares, unrestricted Shares and restricted Share units, (iv) the Option Price, exercise price of any Stock Appreciation Right or purchase price of any Award and/or (v) any other affected terms of an Award or the Plan.

(b) *Change of Control*. In the event of a Change of Control after the Effective Date, except to the extent the Committee has determined otherwise with respect to any Award at or prior to the time of grant, (i) any outstanding Awards then held by Participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to the effectiveness of such Change of Control and (ii) the Committee may, but shall not be obligated to, (A) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, may equal the excess, if any, of value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights or (B) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion.

SECTION 10. — No Right to Employment or Awards; Excluded Compensation Under Other Plans

The granting of an Award under the Plan shall impose no obligation on the Corporation or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Corporation's or Subsidiary's right to terminate the employment of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated). No award under the Plan shall be taken into account in determining a Participant's compensation for purposes of any group life insurance or other employee benefit or pension plan of the Corporation.

SECTION 11. — Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

SECTION 12. — Transferability of Awards

An Award shall not be transferable or assignable by the Participant for consideration. An Award may be transferred by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. Upon the

Disability of a Participant, an Award may be exercisable by his or her conservator or representative. At the Committee's discretion, an Award agreement may provide that a Participant may transfer certain Awards to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws, provided that the Participant receives no consideration for the transfer of the Award and the transferred Award shall continue to be subject to the same terms and conditions as were applicable to the Award immediately before the transfer.

SECTION 13. — Share Issuance and Delivery in Compliance With Securities Laws

If in the opinion of counsel for the Corporation (who may be an employee of the Corporation or independent counsel employed by the Corporation), any issuance or delivery of Shares to a Participant will violate the requirements of any applicable federal or state laws, rules or regulations (including, without limitation, the provisions of the Securities Act of 1933, as amended, or the Act), such issuance or delivery may be postponed until the Corporation is satisfied that the distribution will not violate such laws, rules or regulations. Certificates delivered to Participants pursuant to the Plan may bear such legends as the Corporation may deem advisable.

SECTION 14. — Amendments or Termination

The Board may amend the Plan at any time, provided that no amendment shall be made without the approval of the Shareholders of the Corporation that would (a) increase the maximum number of Shares which may be acquired under the Plan, (b) extend the term during which Options may be granted under the Plan, (c) permit the Option Price or exercise price per Share to be less than 100% of the Fair Market Value of the Shares on the date an Option or Stock Appreciation Right is granted (other than as specifically provided in Sections 6(a) and 7(b)), (d) terminate restrictions applicable to Awards (except in connection with a Participant's death, Disability or termination of employment or in connection with a Change of Control) or (e) provide for Awards not permitted pursuant to the terms of the Plan. The Board shall also have the right to terminate the Plan at any time. Without the consent of a Participant (except as otherwise provided in Section 9(a)), no amendment shall materially diminish any of the rights of such Participant under any Award theretofore granted to such Participant under the Plan; *provided, however*, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws.

SECTION 15. — International Participants

With respect to Participants who reside or work outside the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law and practice or otherwise as deemed necessary or desirable by the Committee.

SECTION 16. — Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to conflicts of laws.

SECTION 17. — Effectiveness of the Plan

The Plan shall be effective as of the Effective Date.

2005 DIRECTORS' STOCK AWARD PLAN
OF
C. R. BARD, INC.
(AS AMENDED AND RESTATED)

Effective as of April 19, 2006, the 2005 Directors' Stock Award Plan of C. R. Bard, Inc. (the "Plan") is hereby amended and restated by C. R. Bard, Inc., a New Jersey corporation (the "Corporation"), as set forth herein.

The Corporation's objectives in maintaining the Plan are (a) to attract and retain highly qualified individuals to serve on the Board of Directors of the Corporation, (b) to relate non-employee directors' compensation more closely to the Corporation's performance and its shareholders' interests, and (c) to increase non-employee directors' stock ownership in the Corporation.

SECTION 1. DEFINITIONS.

For purposes of the Plan, the following terms shall have the indicated meanings:

1.01 *"Award"* shall mean an Option, Stock Award, SAR or other stock-based award granted pursuant to the Plan.

1.02 *"Board"* shall mean the Board of Directors of the Corporation.

1.03 *"Code"* shall mean the Internal Revenue Code of 1986, as amended (or any successor statute thereto).

1.04 *"Committee"* shall mean the Governance Committee of the Board or such other committee as may be designated by the Board.

1.05 *"Common Stock"* shall mean the Common Stock of the Corporation, par value $0.25 per share.

1.06 *"Corporation"* shall mean C. R. Bard, Inc., a New Jersey corporation.

1.07 *"Director"* shall mean a member of the Board.

1.08 *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

1.09 *"Fair Market Value"* shall mean on any given date, (a) the mean between the high and low sale price of the Common Stock on that day as reported on the New York Stock Exchange-Composite Transactions Tape or, if no sale of Common Stock shall have occurred on the New York Stock Exchange on that day, on the next preceding day on which there was a sale; or (b) in the case of a simultaneous exercise and sale, the actual price Optionee receives in the open market on the date of the exercise. If the Common Stock is not traded on the New York Stock Exchange, the Fair Market Value shall be the amount that is reasonably determined by the Committee.

1.10 *"Option"* shall mean a stock option granted pursuant to Section 5 of the Plan.

1.11 *"Option Price"* shall mean the purchase price per Share of an Option, as determined pursuant to Section 5.04 of the Plan.

1.12 *"Option Period"* shall mean the period from the date of the grant of an Option to the date of its expiration as provided in Section 5.

1.13 *"Optionee"* shall mean a Participant who has been granted an Option under the Plan.

1.14 *"Participant"* shall mean any non-employee Director who receives an Award.

1.15 *"Permanent Disability"* shall mean any disability which prevents a Director from performing all duties as a Director.

1.16 *"Plan"* shall mean the C. R. Bard, Inc. 2005 Directors' Stock Award Plan.

1.17 *"Retirement"* shall mean the voluntary cessation of service as a director by a director who is 55 years of age or older and who has served on the Board for at least five years.

1.18 *"SAR"* shall mean stock appreciation right granted pursuant to Section 6 of the Plan.

1.19 *"Stock Award"* shall mean Common Stock awards granted pursuant to Section 4 of the Plan.

1.20 *"Term"* shall mean the number of years that the Participant is appointed or elected to serve as a Director.

1.21 *"Transfer Restriction Period"* shall mean the period of time during which a Stock Award will remain subject the transfer restrictions set forth in Section 4.04 of the Plan.

1.22 *"Unrestricted Stock"* shall mean Common Stock awarded to a Participant which Common Stock is not subject to a vesting period or installment delivery specified by the Committee.

1.23 *"Vesting Restriction Period"* shall mean the period of time during which a Stock Award will remain subject to vesting restrictions as described in Section 4.01(b) of the Plan.

SECTION 2. SHARES SUBJECT TO THE PLAN.

Subject to adjustment as provided in Section 10, the total number of shares of Common Stock which may be issued under the Plan is 350,000. The shares may consist, in whole or in part, of unissued shares or treasury shares. The issuance of shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of shares available under the Plan, as applicable. Shares subject to Awards which are forfeited, terminate or otherwise lapse will be added back to the aggregate number of shares available under the Plan.

SECTION 3. ADMINISTRATION.

3.01 *Determination of Awards*. Subject to the provisions of the Plan, the Committee shall have exclusive power to select the Participants and to determine the amount of, or method of determining, the Awards to be made to Participants. All Awards granted to Participants under the Plan shall be evidenced by an Award agreement which specifies the type of Award granted pursuant to the Plan, the number of shares of Common Stock underlying the Award and all terms governing the Award, including, without limitation, terms regarding vesting, exercisability and expiration of the Award.

3.02 *Interpretation of Plan*. The Committee is authorized to interpret the Plan, to establish, amend or rescind any rules and regulations relating to the Plan and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full power and authority, consistent with the provisions of the Plan, to establish the terms and conditions of any Award and to waive any such terms or conditions at any time (including, without limitation, accelerating or waiving any vesting conditions).

3.03 *Tax Withholding*. The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an Award as a condition to such exercise, grant or vesting. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding taxes by (a) delivery in shares of Common Stock or (b) having shares of Common Stock withheld by the Corporation from any shares of Common Stock that would have otherwise been received by the Participant.

SECTION 4. STOCK AWARDS.

4.01 *Formula Grant of Stock Award*.

(a) *Grant*. On the first business day in October following the appointment or election of an individual as a Director (the "Grant Date"), each nonemployee Director shall receive a Stock Award of 400 shares of Common Stock for each year or partial year remaining in his or her Term (other than a partial year resulting from the appointment or election of a Director subsequent to the October 1st immediately preceding the annual meeting at which the term of office of such Director will expire).

(b) *Formula Grant Vesting Restriction Period*. Unless otherwise determined by the Committee, each Stock Award granted pursuant to Section 4.01 shall vest with respect to the first 400 shares of Common Stock on the Grant Date and, with respect to the remaining shares of Common Stock included in such Stock Award, on each October 1 following the date on which the Stock Award was granted. If for any reason, the Participant ceases to serve as a Director prior to the date on which he or she is fully vested in the Stock Award granted under this Section 4.01, he or she shall forfeit all of the unvested shares underlying such Stock Award.

(c) *Formula Grant Transfer Restriction Period*. The transfer restrictions set forth in Section 4.04 of this Plan shall apply to shares of Common Stock underlying grants of Stock Awards made pursuant to Section 4.01 of the Plan until the second anniversary of the end of the Vesting Restriction Period applicable to such shares. Notwithstanding the foregoing sentence, however, the Transfer Restriction Period shall end upon the death or Permanent Disability of the Participant.

4.02 *Additional Stock Awards*. The Committee may grant Stock Awards in addition to those provided in Section 4.01 of the Plan in such form, and dependent on such conditions and restrictions (or without conditions and restrictions), as the Committee, in its sole discretion, shall determine and as set forth in the Stock Award agreement, including, without limitation, the right to receive, or vest with respect to the Stock Award upon the completion of a specified period of service as a Director, the occurrence of an event and/or the attainment of performance objectives, and all other terms and conditions of such Stock Award. Except as otherwise provided by the Committee, Stock Awards granted pursuant to this Section 4.02 shall not vest earlier than the third anniversary of the date on which they are granted. Restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as set forth in the Stock Award agreement. Notwithstanding anything else to the contrary, a Stock Award that is not subject to vesting shall be made only in lieu of the payment of a cash retainer to the Director.

4.03 *Termination of Director, Death, Permanent Disability, or Retirement*.

(a) With respect to formula based Stock Awards (granted pursuant to Section 4.01) of the Plan, if for any reason, the Participant ceases to serve as a Director prior to the end of the Vesting Restriction Period applicable to such shares, he or she shall forfeit all unvested shares underlying such Stock Award.

(b) With respect to additional Stock Awards (granted pursuant to Section 4.02 of the Plan), except otherwise provided herein, in the event that a Participant ceases during the Vesting Restriction Period to be a Director for any reason other than death or Retirement, the Participant shall forfeit the Stock Award as to all shares of Common Stock covered by the award with respect to which such Vesting Restriction Period has not ended, and those shares of Common Stock must be immediately returned to the Corporation. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(c) With respect to additional Stock Awards (granted pursuant to Section 4.02 of the Plan), in the event the Participant ceases to be a Director during the Vesting Restriction Period due to death or Retirement, the Vesting Restriction Period shall terminate and all of the shares of Common Stock covered by the award shall be free of all restrictions.

4.04 *Restrictions on Transfer and Legend on Stock Certificate*.

(a) During the Transfer Restriction Period set forth in Section 4.01(c) or in the applicable grant Agreement governing a Stock Award granted pursuant to Section 4.02 of the Plan, a Participant may not sell, assign, transfer, pledge, or otherwise dispose of the shares of Common Stock of the Stock Award except as provided under Section 7. Each certificate for Stock Awards shall contain a legend giving appropriate notice of the restrictions in the Stock Award agreement. The Participant shall be entitled to have the legend removed from the stock certificate covering the shares of Common Stock subject to restrictions when all restrictions on such shares of Common Stock have lapsed.

(b) Each certificate representing a Stock Award subject to restrictions shall be registered in the name of the Participant to whom the Stock Award was granted and bear the following, or a substantially similar, legend:

> "The transferability of this Certificate and the Common Stock represented hereby is subject to the terms and conditions, including forfeiture, contained in Section 4 of the C. R. Bard, Inc. 2005 Directors' Stock Award Plan, as amended from time to time, and an agreement entered into between the registered owner and C. R. Bard, Inc. Copies of the Plan and Stock Award agreement are on file in the executive office of C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974."

4.05 *Right to Vote and to Receive Dividends*. During the Restriction Period, the Participant shall have the right to vote shares of Common Stock subject to Stock Awards and to receive any dividends or other distributions paid on such shares of Common Stock.

4.06 *Delivery of Certificates*. When each of the Vesting Restriction Period and Transfer Restriction Period have lapsed with regard to shares of Common Stock related to a Stock Award, the Corporation shall deliver to the Participant holding such Stock Award, or the Participant's legal representative, beneficiary or heir, a certificate or certificates, without the legend referred to above, for the number of shares of Common Stock deposited with the Corporation for all shares of Common Stock for which all vesting and transfer restrictions have expired or been satisfied.

SECTION 5. OPTIONS.

5.01 *Grant of Options*. At the same time that option grants are made to the Corporation's officers in or about July, each nonemployee Director shall be granted an Option to purchase 1200 shares of Common Stock. Except as otherwise determined by the Committee, the Option granted to each such nonemployee Director at such time shall become exercisable with respect to 400 shares of Common Stock on each of the first three anniversaries of the grant date in accordance with the provisions of this Section. The Committee, in its sole discretion, may grant additional Options to any Director under the Plan.

5.02 *Term of Option*. The term of any Option shall not exceed ten years from the date of grant.

5.03 *Conditions of Option*. Except to the extent otherwise provided in the Plan, Options shall be in such form, and dependent on such conditions, as the Committee shall determine and as set forth in the Option agreement, including, without limitation, the right to receive, or vest with respect to the Option upon the completion of a specified period of service as a Director, the occurrence of an event and/or the attainment of performance objectives, and all other terms and conditions of such Option.

5.04 *Option Price*. The Option Price per share of Common Stock shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted. Notwithstanding any provision in this Plan to the contrary other than the last sentence of this paragraph, no Option may be amended to reduce the per Share Option Price of any outstanding Option below the Option Price determined as of the date the Option is granted without the approval of the Corporation's shareholders, nor may an Option or other Award be granted in exchange for, or in connection with, the cancellation or surrender of an Option or other Award having a higher Option Price or exercise price without the approval of the Corporation's shareholders. The restrictions set forth in this Section 5.04 shall not apply to the assumption of, substitution for, or adjustment of outstanding Options that are assumed, substituted, or adjusted in connection with a transaction described in Section 10, provided that the aggregate Option Price times the number of shares underlying the Option immediately before the transaction equals or exceeds the aggregate Option Price times the number of Shares underlying the Option (or substituted Option) immediately following the transaction.

5.05 *Exercisability*. Except as set forth in Section 5.01 or as otherwise determined by the Committee and set forth in the Option agreement, an Option shall become exercisable with regard to twenty-five percent of the Option on the date of the four successive anniversary dates of the grant date. Further, all Options shall become immediately exercisable upon the death of a Participant if as of the date of the Participant's death, the Participant had not otherwise ceased to be a Director. In no event shall an Option be exercisable at any time after the expiration of the term of the Option.

5.06 *Exercise of Options*. Except as otherwise provided in the Plan or in an Option agreement, an Option may be exercised for all, or from time to time any part, of the shares of Common Stock for which it is then vested and exercisable.

(a) The exercise date of an Option shall be the later of the date a notice of exercise is received by the Corporation and, if applicable, the date payment is received by the Corporation pursuant to (b) below.

(b) The purchase price for the shares of Common Stock as to which an Option is exercised shall be paid to the Corporation in full at the time of exercise at the election of the Participant (i) in cash or its equivalent (*e.g.*, by check), (ii) to the extent permitted by the Committee, in shares of Common Stock having a Fair Market Value equal to the aggregate Option Price for the shares of Common Stock being purchased and satisfying such other requirements as may be imposed by the Committee; provided, that such shares of Common Stock have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) partly in cash and, to the extent permitted by the Committee, partly in such shares of Common Stock or (iv) subject to rules and limitations established by the Committee, through the delivery of irrevocable instructions to a broker to sell shares of Common Stock obtained upon the exercise of the Option and to deliver promptly to the Corporation an amount out of the proceeds of such sale equal to the aggregate Option Price for the shares of Common Stock being purchased.

(c) No Participant shall have any rights to dividends or other rights of a stockholder with respect to shares of Common Stock subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such shares of Common Stock, received such shares of Common Stock from the Corporation and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(d) If a Participant pays the exercise price of an Option or taxes relating to the exercise of an Option by delivering shares of Common Stock, the Participant may, subject to procedures established by the Committee, satisfy such delivery requirement by presenting proof that he or she is the beneficial owner (as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto)) of such shares of Common Stock, in which case the Corporation shall treat the Option as exercised without further payment and shall withhold such number of shares of Common Stock from the shares of Common Stock acquired by the exercise of the Option.

5.07 *Cessation of Service as a Director*.

(a) Except as provided below, an Option may be exercised at anytime during the term of the Option.

(b) Except as provided in Sections (c), (d) and (e) below, any of the Participant's Options that are not otherwise exercisable as of the date on which the Participant ceases to be a Director for any reason shall terminate as of such date.

(c) Any of the Participant's Options that are exercisable as of the date on which the Participant ceases to be a Director for any reason other than death or Retirement shall terminate sixty (60) days from the date the Participant ceases to be a Director; but in no event beyond the term of the Option.

(d) If a Participant ceases to be a Director by reason of his or her death, his or her personal representative shall be permitted to exercise his or her outstanding vested and unvested Option for a period of one (1) year from the date of the Director's death, but in no event beyond the term of the Option.

(e) If a Participant ceases to be a Director by reason of his or her Retirement, his or her outstanding vested Option shall remain exercisable for the remaining term of the Option and the portion of his or her Option that was not vested on the date of his or her Retirement shall be forfeited. Notwithstanding the foregoing, if a Participant ceases to be a Director by reason of his or her Retirement, any of his or her outstanding vested Option issued on or prior to April 18, 2001 shall remain exercisable only for a period of three years from the last day of the month in which he or she retired and the portion of his or her Option that was not vested on the date of his or her Retirement shall be forfeited.

SECTION 6. STOCK APPRECIATION RIGHTS.

The Committee, in its sole discretion, may grant SARs in connection with an Option, or a portion thereof. An SAR represents a right to receive appreciation on the Corporation's Common Stock in cash or stock as the Committee shall determine. An SAR may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, shall cover the same number of shares of Common Stock covered by an Option (or such lesser number of shares of Common Stock as the Committee may determine), and shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 6 (or such additional limitations as may be included in an Award agreement). Notwithstanding any provision in this Plan to the contrary other than the last sentence of this Section 6, no Stock Appreciation Right may be amended to reduce the exercise price per share of the shares subject to such Stock Appreciation Right below the exercise price determined as of the date the Stock Appreciation Right is granted, nor may a Stock Appreciation Right be granted in exchange for, or in connection with, the cancellation or surrender of a Stock Appreciation Right or other Award having a higher exercise price. The restrictions set forth in this Section 6 shall not apply to the assumption of, substitution for, or adjustment of outstanding Stock Appreciation Rights that are assumed, substituted, or adjusted in connection with a transaction described in Section 10, provided that the aggregate exercise price times the number of shares underlying the Stock Appreciation Right immediately before the transaction equals or exceeds the aggregate exercise price times the number of shares underlying the Stock Appreciation Right (or substituted Stock Appreciation Right) immediately following the transaction.

SECTION 7. TRANSFERABILITY OF AWARDS.

7.01 *Limits on Transferability*. Except as otherwise provided, Options, SARs or Stock Awards may not, prior to the end of the Transfer Restriction Period, be assigned, alienated, attached, sold or transferred, pledged or otherwise disposed or encumbered by the Participant, other than by will or by the laws of descent and distribution. Any attempt to assign, transfer, pledge or otherwise dispose of an Award contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon the Award, shall be null, void and without effect; provided, however, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. A Participant may designate a beneficiary, on a form supplied by the Committee, who may possess all rights with respect to an Award in the event of Employee's death. No such permitted transfer of an Award to heirs or legatees of a Participant shall be effective to bind the Corporation unless the Committee shall have been furnished with written notice thereof and a copy of such evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions hereof.

7.02 *Transferability of Certain Awards*. Notwithstanding the foregoing, an Award agreement may provide that a Participant may transfer certain Awards to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws, provided that the Participant receives no consideration for the transfer of the Award and the transferred Award shall continue to be subject to the same terms and conditions as were applicable to the Award immediately before the transfer.

SECTION 8. NO LIMITATION ON RIGHTS OF THE CORPORATION.

The granting of any Awards under this Plan shall not in any way affect the right or power of the Corporation to make adjustments, reclassification or changes in its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 9. SHARE OF COMMON STOCK ISSUANCE AND DELIVERY IN COMPLIANCE WITH SECURITIES LAWS.

If in the opinion of counsel for the Corporation (who may be an employee of the Corporation or independent counsel employed by the Corporation), any issuance or delivery of shares of Common Stock to a Participant will violate the requirements of any applicable federal or state laws, rules or regulations (including, without limitation, the provisions of the Securities Act of 1933, as amended, or the Act), such issuance or delivery may be postponed until the Corporation is satisfied that the distribution will not violate such laws, rules or regulations. Certificates delivered to Participants pursuant to the Plan may bear such legends as the Corporation may deem advisable.

SECTION 10. ADJUSTMENT UPON CERTAIN EVENTS.

In the event after the Effective Date there is any share of Common Stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of shares of Common Stock or other corporate exchange, or any distribution to shareholders of shares of Common Stock or other property or securities (other than regular cash dividends) or any transaction similar to the foregoing or other transaction that results in a change to the Corporation's equity capitalization, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable or appropriate, as to (i) the number or kind of shares of Common Stock or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of shares of Common Stock for which Stock Awards, Options and Stock Appreciation Rights may be granted (ii) the Option Price, exercise price of any Stock Appreciation Right or purchase price of any Award and/or (iii) any other affected terms of an Award or the Plan.

SECTION 11. AMENDMENTS OR TERMINATION.

The Board may amend the Plan at any time, provided that no amendment shall be made without the approval of the shareholders of the Corporation that would (a) increase the maximum number of shares of Common Stock which may be acquired under the Plan, (b) extend the term during which Options may be granted under the Plan, (c) permit the Option Price or exercise price per share of Common Stock to be less than 100% of the Fair Market Value of the shares of Common Stock on the date an Option or Stock Appreciation Right is granted (other than as specifically provided in Sections 5.04 and 6), (d) terminate restrictions applicable to Awards (except in connection with a Participant's death, Disability or termination of employment or in connection with a Change of Control) or (e) provide for Awards not permitted pursuant to the terms of the Plan. The Board shall also have the right to terminate the Plan at any time. Without the consent of a Participant (except as otherwise provided for in Section 10), no amendment shall materially diminish any of the rights of such Participant under any Award theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws.

SECTION 12. NO RIGHTS TO CONTINUED DIRECTORSHIP.

Nothing in this Agreement shall confer upon a Director any right to continue to service as a member of the Board of Directors or any committee of the Board of Directors, to be retained by the Corporation as a consultant or to be employed by the Corporation as an employee and shall not interfere in any way with the right of the Corporation to terminate the Director's service as a member of the Board of Directors or any committee of the Board of Directors as set forth in the by-laws of the Corporation or the Director's consulting or employment relationship with the Corporation, if any, at any time.

SECTION 13. CHOICE OF LAW.

The Plan shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to conflicts of laws.

SECTION 14. EFFECTIVE DATE.

The Plan was originally effective as of July 13,1988, was subsequently amended from time to time, and was amended and restated as of June 8, 2005. The Plan was initially approved by the shareholders of the Corporation on April 19, 1989. The effective date of the Plan as amended and restated herein is April 19, 2006, contingent upon approval of the Plan by the shareholders at the Corporation's 2006 Annual Meeting of Shareholders.

EXHIBIT C

1998 EMPLOYEE STOCK PURCHASE PLAN
OF
C. R. BARD, INC.
(AS AMENDED AND RESTATED)

Effective as of April 19, 2006, the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc.(the "Plan") is hereby amended and restated by C. R. Bard, Inc., a New Jersey corporation (the "Corporation"), as set forth herein.

The Plan provides Eligible Employees of the Corporation and its Subsidiaries an opportunity to purchase shares of Common Stock of the Corporation on the terms and conditions set forth below. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.

SECTION 1. DEFINITIONS

1.01 *"Board"* shall mean the Board of Directors of the Corporation.

1.02 *"Business Day"* shall mean any day the New York Stock Exchange is open for business.

1.03 *"Code"* shall mean the Internal Revenue Code of 1986, as amended.

1.04 *"Committee"* shall mean the Retirement Committee under the Corporation's Retirement Plan, or such other committee as may be designated by the Board.

1.05 *"Common Stock"* shall mean the Corporation's Common Stock, par value $.25 per share.

1.06 *"Compensation"* shall mean with respect to a Participant, the portion of the Participant's "basic pay," as defined in the Retirement Plan, paid to the Participant during the applicable payroll period.

1.07 *"Eligible Employee"* means each employee of the Corporation or any domestic Subsidiary, and each employee of a foreign Subsidiary to which the Plan is extended by the Committee, except: (i) an employee whose customary employment is fewer than 20 hours or less per week; or (ii) an employee whose customary employment is for fewer than five months in any calendar year.

1.08 *"Fair Market Value"* shall mean on a given date, (i) if there should be a public market for the Common Stock on such date, the arithmetic mean of the high and low prices of the Common Stock as reported on such date on the Composite Tape of the principal national securities exchange on which shares of Common Stock are listed or admitted to trading, or, if shares of Common Stock are not listed or admitted on any national securities exchange, the arithmetic mean of the per share closing bid price and per share closing asked price of the Common Stock on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of shares of Common Stock shall have been reported on the Composite Tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of shares of Common Stock have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Common Stock on such date, the Fair Market Value shall be the value established by the Committee in good faith.

1.09 *"Grant Date"* shall mean each January 1 and July 1.

1.10 *"Option"* shall mean an option to purchase shares of Common Stock under the Plan, pursuant to the terms and conditions hereof.

1.11 *"Participant"* shall mean an Eligible Employee who is participating in the Plan pursuant to Section 4.

1.12 *"Purchase Date"* shall mean, except as provided in Section 15, each June 30 and December 31 (or the following Business Day if such date is not a Business Day).

1.13 *"Purchase Price"* shall mean the lesser of 85% of the Fair Market Value of Common Stock on such Grant Date and 85% of the Fair Market Value of a share of Common Stock on such Purchase Date.

1.14 *"Plan"* shall mean the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended from time to time.

1.15 *"Plan Account"* shall mean an account maintained by the Corporation or its designated recordkeeper for each Participant to which the Participant's payroll deductions are credited, against which funds used to purchase shares of Common Stock are charged and to which shares of Common Stock purchased are credited.

1.16 *"Purchase Period"* shall mean the time period between the Grant Date of an Option and the Purchase Date for that Option.

1.17 *"Retirement Plan"* shall mean the Employees' Retirement Plan of C. R. Bard, Inc., as amended and restated

1.18 *"Subsidiary"* shall mean any corporation, other than the Corporation, in an unbroken chain of corporations beginning with the Corporation if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 2. COMMON STOCK SUBJECT TO PLAN.

Subject to Section 12, the aggregate number of shares of Common Stock which may be sold under the Plan is 1,250,000. The Corporation may make open-market purchases to provide shares of Common Stock for purchase under the Plan or sell Treasury shares or issue authorized but unissued shares of Common Stock.

SECTION 3. PARTICIPATION IN THE PLAN.

3.01 *Election to Participate*. An Eligible Employee may participate in the Plan by completing and filing with the Corporation or its designated recordkeeper an election form which authorizes payroll deductions from the employee's Compensation. Such deductions shall commence on the first Grant Date thereafter and shall continue until the Employee terminates participation in the Plan, becomes ineligible to participate in the Plan, or the Plan is terminated. An Eligible Employee may participate in the Plan only through payroll deductions. Other contributions will not be accepted.

3.02 *Termination of Participation*.

(a) A Participant may, at any time and for any reason, voluntarily terminate participation in the Plan by written notification of withdrawal delivered to the appropriate payroll office. Such Participant's payroll deductions under the Plan shall cease as soon as practicable following delivery of such notice.

(b) A Participant's participation in the Plan shall be terminated upon termination of such Participant's employment with the Corporation and its Subsidiaries for any reason or when the Participant becomes ineligible to participate in the Plan.

If the former Participant remains employed by the Corporation or any of its Subsidiaries after termination of participation in the Plan, any payroll deductions credited to such Participant's Plan Account shall be used to purchase shares of Common Stock on the next Purchase Date. If the former Participant is no longer employed by the Corporation or any of its Subsidiaries after termination of participation in the Plan, any payroll deductions credited to such Participant's Plan Account shall be paid to such Participant in cash as soon as practicable following termination of employment. An Eligible Employee whose participation in the Plan is terminated may rejoin the Plan by filing a new election form in accordance with subsection (a).

3.03 *Limitations for Certain Eligible Employees*. Notwithstanding the foregoing, an Eligible Employee shall not be granted an Option on any Grant Date if such employee, immediately after the Option is granted, owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation or any Subsidiary. For purposes of this paragraph, the rules of Code Section 424(d) shall apply in determining the stock ownership of an individual, and stock which an employee may purchase under outstanding options shall be treated as stock owned by the employee.

SECTION 4. PAYROLL DEDUCTIONS.

4.01 *General*. Payroll deductions shall be made from the Compensation paid to each Participant for each payroll period in such whole percentage from 1% to 10% as the Participant shall authorize in such Participant's election form. The Participant's payroll deduction limitation shall remain in effect for consecutive purchase periods unless the Participant chooses to revoke or revise the election or becomes ineligible to participate in the Plan.

4.02 *Changes in Payroll Deductions*. Subject to the minimum and maximum deductions set forth above, a Participant may change the amount of such Participant's payroll deductions as of the next Grant Date by filing a new election form with the Corporation or its designated recordkeeper no later than ten Business Days in advance of the next Grant Date. The change shall be effective until revoked in writing and filed with the Corporation or its designated recordkeeper no later then ten Business Days in advance of the next Grant Date.

SECTION 5. PURCHASE OF SHARES OF COMMON STOCK.

5.01 *Option Grant*. On each Grant Date, each Participant shall be deemed to have been granted an Option.

5.02 *Limits on Purchase*. No Eligible Employee may be granted an Option which permits such Eligible Employee to purchase Common Stock under the Plan, and any other stock purchase plan of the Corporation or any Subsidiary that is qualified under Section 423 of the Code, to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such Option is granted) for each calendar year in which the Option is outstanding at any time.

5.03 *Purchase Period*. Generally, the Purchase Period for any Option under the Plan shall be six (6) months. Pursuant to Code Section 423, in no event shall a Purchase Period be longer than twenty-seven (27) months.

5.04 *Purchase*. On each Purchase Date, each Participant shall be deemed, without any further action, to have purchased that number of whole shares of Common Stock determined by dividing the Purchase Price into the balance in the Participant's Plan Account on the Purchase Date. Any amount remaining in the Participant's Plan Account shall be carried forward to the next Purchase Date; provided, that in respect of any Purchase Date (other than a date deemed to be a Purchase Date resulting from the termination of a Purchase Period) any Participant may elect (a "Deferral Election") by written notification delivered to the Corporation for its designated recordkeeper (or in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees) not less than 10 days prior to such Purchase Date (which election shall remain in effect until revoked in writing) to delay such purchase to the immediately following January 1, in the case of a Purchase Date on June 30, or July 1, in the case of a Purchase Date on December 31 (the "Delayed Purchase Date"), on which date such Participant shall be deemed, without any further action, to have purchased that number of shares of Common Stock determined by dividing the Purchase Price (determined as of the Purchase Date immediately following the date on which the Deferral Election was made) into the cash balance in the Participant's Plan Account as of such Purchase Date; provided, further, that each Participant employed by a Subsidiary organized in Germany, the United Kingdom or Italy or any other country designated from time to time by the Plan Administrator (which designation the Plan Administrator shall promptly make known to affected Eligible Employees) shall be deemed to have made such election unless such Participant elects to the contrary by written notification delivered to the Corporation or its designation recordkeeper (or in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees) not less than 10 days prior to such Purchase Date (which election shall remain in effect until revoked in writing).

5.05 *Participant Statements*. As soon as practicable after each Purchase Date, a statement shall be delivered to each Participant which shall include (i) the number of shares of Common Stock purchased on the Purchase Date on behalf of such Participant under the Plan, (ii) the purchase price per share, (iii) the total amount of cash transferred to the Participant's Plan Account pursuant to payroll deductions and (iv) the amount of cash in the Participant's Plan Account that will be carried forward.

5.06 *Stock Certificates.* A stock certificate for whole shares of Common Stock in a Participant's Plan Account shall be issued upon request of the Participant at any time after such shares have been held in such Participant's Plan Account for a period of six months. Notwithstanding the preceding sentence, if the Participant's employment with the Corporation and its Subsidiaries terminates, a stock certificate for whole shares of Common Stock in such Participant's Plan Account shall be issued as soon as administratively feasible thereafter. Stock certificates under the Plan shall be issued, at the election of the Participant, in such Participant's name or in such Participant's name and the name of another person as joint tenants with right of survivorship or as tenants in common. A cash payment shall be made for any fraction of a share in such account, if necessary to close a Participant's Plan Account.

SECTION 6. RIGHTS AS A SHAREHOLDER.

As of the Purchase Date or the Delayed Purchase Date, as the case may be, a Participant shall be treated as record owner of such Participant's shares purchased pursuant to the Plan.

SECTION 7. RIGHTS NOT TRANSFERABLE.

Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant's lifetime only by the Participant or by the Participant's guardian or legal representative. No rights or payroll deductions of a Participant shall be subject to execution, attachment, levy, garnishment or similar process.

SECTION 8. SALE OF PURCHASED STOCK.

An Eligible Employee must promptly advise the Corporation of any disposition of any shares of Common Stock purchased by the Eligible Employee under the Plan if such disposition shall have occurred within two years after the Grant Date immediately preceding the Purchase Date on which the Eligible Employee purchased such shares.

SECTION 9. APPLICATION OF FUNDS.

All funds of Participants received or held by the Corporation under the Plan before purchase of the shares of Common Stock shall be held by the Corporation without liability for interest or other increment.

SECTION 10. ADJUSTMENTS IN CASE OF CHANGES AFFECTING SHARES.

In the event of a subdivision or consolidation of outstanding shares of Common Stock, or the payment of a stock dividend, the number of shares approved for the Plan shall be increased or decreased proportionately, and such other adjustment shall be made as may be deemed equitable by the Plan Administrator. In the event of any other change affecting the Common Stock, such adjustment shall be made as shall be deemed equitable by the Plan Administrator to give proper effect to such event.

SECTION 11. ADMINISTRATION OF THE PLAN.

The Plan shall be administered by the Committee. The Committee shall have authority to make rules and regulations for the administration of the Plan and its interpretations, and decisions with regard to the Plan and such rules and regulations shall be final and conclusive. It is intended that the Plan shall at all times meet the requirements of Code Section 423, if applicable, and the Committee shall, to the extent possible, interpret the provision of the Plan so as to carry out such intent.

SECTION 12. AMENDMENTS TO THE PLAN.

The Compensation Committee of the Board may amend the Plan at any time provided that no amendment shall be made without the approval of shareholders of the Corporation that would cause the Plan to fail to meet the applicable requirements of Code Section 423.

SECTION 13. TERMINATION OF PLAN.

The Plan shall terminate upon the earlier of (i) the termination of the Plan by the Board or (b) the date no more shares remain to be purchased under the Plan. If the Board terminates the Plan, the date of termination shall be deemed a Purchase Date. If on such Purchase Date Participants in the aggregate have Options to purchase more shares of Common Stock than are available for purchase under the Plan, each Participant shall be eligible to purchase a reduced number of shares of Common Stock on a pro rata basis, and any excess payroll deductions shall be returned to Participants, as determined by the Committee.

SECTION 14. COSTS.

All costs and expenses incurred in administering the Plan shall be paid by the Corporation. Any costs or expenses of selling shares of Common Stock acquired pursuant to the Plan shall be borne by the holder thereof.

SECTION 15. GOVERNMENTAL REGULATIONS.

The Corporation's obligation to sell and deliver Common Stock pursuant to the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such stock.

SECTION 16. APPLICABLE LAW.

The Plan shall be interpreted under the laws of the United States of America and, to the extent not inconsistent therewith, by the laws of the State of New Jersey. The Plan is not to be subject to the Employee Retirement Income Security Act of 1974, as amended, but is intended to comply with Code Section 423, if applicable. Any provisions required to be set forth in the Plan by such Code section are hereby included as fully as if set forth in the Plan in full.

SECTION 17. EFFECT ON EMPLOYMENT.

The provisions of the Plan and the participation of a Participant shall impose no obligation on the Corporation or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Corporation's or Subsidiary's right to terminate the employment of such Participant.

SECTION 18. WITHHOLDING.

The Corporation reserves the right to withhold from stock or cash distributed to a Participant any amounts which it is required by law to withhold.

SECTION 19. SALE OF CORPORATION.

In the event of a proposed sale of all or substantially all of the assets of the Corporation or a merger of the Corporation with or into another corporation, the Corporation shall require that each outstanding Option be assumed or an equivalent right to purchase stock of the successor or purchaser corporation be substituted by the successor or purchaser corporation, unless the Plan is terminated.

SECTION 20. EFFECTIVE DATE.

The Plan originally became effective as of July 1, 1998, and was approved by the shareholders of the Corporation on April 15, 1998. The Plan was previously amended and restated effective as of July 1, 2005. The Plan, as amended and restated herein, is effective as of April 19, 2006, contingent upon approval of the Plan by the shareholders at the Corporation's 2006 Annual Meeting of Shareholders.

Directions to Hamilton Park Hotel & Conference Center

From Newark Liberty Int'l Airport
Take I-78 West to Exit 48 (Rt. 24 West). Take Rt. 24 West to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From I-287 (North or South)
Take Exit 37 (Rt. 24 East). Take Rt. 24 East to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From I-80 (East or West)
Take Exit 43 (I-287 South). Take I-287 South to Exit 37 (Rt. 24 East). Take Rt. 24 East to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From NJ Turnpike
Take Exit 14 (I-78 West). Take I-78 West to Exit 48 (Rt. 24 West). Take Rt. 24 West to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

Heading South on the Garden State Parkway
Take Exit 142 (I-78 West). Take I-78 West to Exit 48 (Rt. 24 West). Take Rt. 24 West to Exit 2A (Morristown). Make left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

Heading North on the Garden State Parkway
Take Exit 142 (I-78 East) (Note: stay in extreme right lanes as you approach the Union Toll Plaza. Exit 142 is immediately after toll plaza). Take I-78 East to Exit 54 (Hillside/I-78 West). Cross over I-78 and enter onto I-78 West. Take I-78 West to Exit 48 (Rt. 24 West). Take Rt. 24 West to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From Tappan Zee Bridge (Connecticut/Westchester CO.)
Take I-87 (New York Thruway) to Exit 15 (I-287/New Jersey). Take I-287 South to Exit 37 (Rt. 24 East). Take Rt. 24 East to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At fourth traffic light make a right into Dolce Hamilton Park.

From George Washington Bridge
Take I-80 West to Exit 43 (I-287 South). Take I-287 South to Exit 37 (Rt. 24 East). Take Rt. 24 East to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From Lincoln Tunnel
Take NJ Turnpike South to Exit 14 (I-78 West). Take I-78 West to Exit 48 (Rt. 24 West). Take Rt. 24 West to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From Holland Tunnel
Take I-78 West to Exit 48 (Rt. 24 West). Take Rt. 24 West to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.





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**2006 Annual Meeting of
C. R. Bard, Inc. Shareholders
April 19, 2006 at 10:00 a.m.
Hamilton Park Hotel & Conference Center
175 Park Avenue
Florham Park, New Jersey**
This portion of your proxy card will serve as an **ADMISSION TICKET** to the Annual Meeting of Shareholders of C. R. Bard, Inc. should you be able to attend.



PLEASE REFER TO THE REVERSE SIDE FOR TELEPHONE AND INTERNET VOTING INSTRUCTIONS.

Annual Meeting Proxy Card

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☐ Please mark this box with an X if your address has changed and print the new address below.

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS)



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This proxy when properly executed will be voted in the manner directed hereon by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the election of directors, "FOR" proposals 2–5, and "AGAINST" proposal 6.

A Election of Directors - The Board of Directors recommends a vote "FOR" the listed nominees.

1. Nominees:

	For	Withhold		For	Withhold
01 - Marc C. Breslawsky	☐	☐	03 - Timothy M. Ring	☐	☐
02 - Herbert L. Henkel	☐	☐	04 - Tommy G. Thompson	☐	☐

B Issues - The Board of Directors recommends a vote "FOR" proposals 2–5.

The Board of Directors recommends a vote "AGAINST" Proposal 6.

	For	Against	Abstain		For	Against	Abstain
2. To approve the 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended and restated.	☐	☐	☐	6. To consider and vote upon a shareholder proposal relating to a workplace code of conduct based on International Labor Organization conventions.	☐	☐	☐

3. To approve the 2005 Directors' Stock Award Plan of C. R. Bard, Inc., as amended and restated. ☐ ☐ ☐

4. To approve the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated. ☐ ☐ ☐

5. To ratify the appointment of KPMG LLP as independent auditors for the year 2006. ☐ ☐ ☐   Please mark this box with an X if you plan to attend the meeting. ☐

C Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Signature 1 - Please keep signature within the box

Signature 2 - Please keep signature within the box

Date (mm/dd/yyyy)

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5 U P X

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Telephone and Internet Voting Instructions

C. R. Bard, Inc. encourages you to take advantage of convenient ways to vote your shares. You can vote your shares over the Internet or by telephone, 24 hours a day, seven days a week. This eliminates the need to return the proxy card. If you vote over the Internet or by telephone, please do not mail your card. Please note that all votes over the Internet or by telephone must be received by 6:00 p.m. New York time on April 18, 2006.

Your vote is important. Please vote immediately.

 **To vote using the Telephone**

 **To vote using the Internet**

- Call toll free 1-800-652-VOTE (8683) in the United States, Canada and Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.

- If you reside outside the United States, Canada and Puerto Rico, please call 1-781-575-2300.

- Follow the simple instructions provided by the recorded message.

- Go to the following web site: **WWW.COMPUTERSHARE.COM/ EXPRESSVOTE**

- Enter the information requested on your computer screen and follow the simple instructions.

Your Internet or telephone vote authorizes the named proxies, set forth above, to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card. If you vote your shares electronically or telephonically, there is no need for you to mail back your proxy card.

⇩ DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL ⇩

Proxy Solicited On Behalf Of The Board Of Directors

The undersigned hereby constitutes and appoints Todd C. Schermerhorn and Judith A. Reinsdorf, and each of them, as attorneys and proxies, with power of substitution, to represent the undersigned and to vote all of the shares of stock of C. R. BARD, INC. that the undersigned is entitled to vote at the Annual Meeting of Shareholders of C. R. BARD, INC. to be held at Hamilton Park Hotel & Conference Center, 175 Park Avenue, Florham Park, New Jersey on Wednesday, April 19, 2006 at 10:00 a.m. and at any adjournments thereof (a) as specified on the items listed on the reverse hereof, and (b) in accordance with their discretion on any other business which may properly come before said meeting.

This proxy covers all shares for which the undersigned has the right to give voting instructions to Vanguard Fiduciary Trust Company, Trustee of the B.E.S.T. 401(k) Plan (the "Plan"). This proxy, when properly executed, will be voted as directed. If no direction is given to the Trustee by 5:00 p.m. New York time on April 14, 2006, the Trustee will vote your shares held in the Plan in the same proportion as votes received from other participants in the Plan.

TO VOTE OVER THE INTERNET OR BY TELEPHONE, PLEASE SEE THE INSTRUCTIONS ABOVE. TO VOTE BY MAIL, PLEASE MARK, SIGN AND DATE ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE POSTAGE-PAID ENVELOPE.